SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 6, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street, Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X              Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101( b)(1):
Yes
      No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
      No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
      No X
Enclosure: Press release –   ANGLOGOLD ASHANTI REPORT FOR THE QUARTER 31 MARCH 2008
                                          PREPARED IN ACCORDANCE WITH INTERNATIONAL
                                          ACCOUNTING STANDARDS

Quarter 1 2008
Report
for the quarter ended 31 March 2008
Group results for the quarter ….
·    Adjusted headline earnings at $105m, up significantly on the prior quarter’s $18m.
·    Production at 1.2Moz, 9% higher than guidance provided in February 2008.
·    Total cash costs at $430/oz, significantly below guidance, but 6% higher than previous quarter following reduced production.
·    Net delta hedge reduced by 1.13Moz to 9.26Moz.
·    Marked improvement in safety performance, with fatality injury frequency rate down 80% since launch of safety campaign in
November 2007.
·    Greenfields project yields resources of 12.9Moz from 100% owned La Colosa project in Colombia, with additional upside.
·    Offer to purchase minority interest in CC&V initiated, royalties sold for $13.75m and equity position in B2Gold taken to accelerate certain Colombian greenfields projects.
·    Production outlook increased for the year following higher allocation of power and own energy initiatives, which will see South
African operations moving towards full capacity.
Quarter
Year
Quarter
Year
ended
Mar
2008
ended
Dec
2007
ended
Mar
2007
ended
Dec
2007
ended
Mar
2008
ended
Dec
2007
ended
Mar
2007
ended
Dec
2007
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
37,210
42,556       41,239     170,365
1,196
1,368 1,326 5,477
Price received
1
- R/kg / $/oz
183,945
149,312      139,953    142,107
755
687 602 629
Total cash costs - R/kg / $/oz
104,461
87,744        76,991     80,490
430
404 332 357
Total production costs - R/kg / $/oz
136,200
122,344        99,905    107,415
561
563 430 476
Financial review
Gross (loss) profit - Rm / $m
(3,359)
(2,354)
778        (524)
(77)
(355)          147
(136)
Gross (loss) profit adjusted for the loss on
unrealised non-hedge derivatives and other
commodity contracts
2
- Rm / $m
2,095
1,309         1,832        6,590
274
195 253 935
(Loss) profit attributable to equity
shareholders
- Rm / $m
(3,812)
(3,199) (150) (4,269)
(142)
(482)
19
(668)
Headline (loss) earnings ³ - Rm / $m
(3,880)
(3,095) (135) (4,136)
(151)
(466)            21
(648)
Headline earnings adjusted for the loss on
unrealised non-hedge derivatives, other
commodity contracts and fair value adjustments
on convertible bond
4
- Rm / $m
813
117            702
1,971
105
18 97 278
Capital expenditure - Rm / $m
1,930
2,315          1,417       7,444
257
339
196
1,059
(Loss) profit per ordinary share - cents/share
Basic
(1,351)
(1,136) (53) (1,516)
(50)
(171)              7
(237)
Diluted
(1,351)
(1,136) (53) (1,516)
(50)
(171)              7
(237)
Headline ³
(1,376)
(1,099) (48) (1,470)
(54)
(165)
7
(230)
Headline earnings adjusted for the loss on
unrealised non-hedge derivatives and other
commodity contracts and fair value adjustments
on convertible bond
4
- cents/share
288
42            250          700
37
6
34
99
Dividends                                        -
cents/share 143 19
Notes:
1.
Refer to note D Non-GAAP disclosure for the definition.
2.
Refer to note B on Non-GAAP disclosure for the definition.
3.
Refer to note 8 of Notes for the definition.
4.
Refer to note A of Non-GAAP disclosure.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 31 March 2008
Production
Total cash costs
Cash gross profit
1
Gross (loss) profit
adjusted for the loss
on unrealised non-
hedge derivatives
and other
commodity
contracts
2
oz (000)
%
Variance
3
$/oz
%
Variance
3
$m
%
Variance
3
$m
%
Variance
3
Mponeng
132
(3)
253
(17)
63
21
52
33
Sunrise Dam
119
(21)
455
31
35
(26)
23
(32)
AngloGold Ashanti Brasil Mineração
72
(21)
316
26
35
(5)
25
(4)
Great Noligwa
107
(8)
400
(26)
35
119
26
420
Kopanang
90
(13)
353
7
34
(6)
19
(30)
Cripple Creek & Victor J.V.
58
(35)
284
3
29
(19)
22
(21)
Siguiri
4
93
12
436
(1)
27
93
21
425
TauTona
74
(24)
386
8
26
(19)
17
42
Obuasi
87
4
517
6
19
258
2
109
Sadiola
4
36
(10)
405
(3)
16
100
11
57
Iduapriem
47
4
452
9
15
200
10
400
Morila
4
40
(23)
409
17
14
(30)
11
(31)
Cerro Vanguardia
4
28
(45)
553
78
11
(21)
7
(13)
Serra Grande
4
21
-
290
(1)
9
-
7
-
Tau Lekoa
35
(13)
529
3
8
14
3
200
Savuka
14
(18)
367
(13)
5
-
3
(25)
Yatela
4
17
(23)
522
(5)
4
100
4
300
Navachab
15
(25)
490
(7)
4
-
3
-
Moab Khotsong
25
9
578
(17)
4
167
1
105
Geita
64
10
717
(1)
1
113
(13)
19
Other
22
(27)
24
(41)
18
(45)
AngloGold Ashanti
1,196
(13)
430
6
419
17
274
41
1
Refer to note F Non-GAAP disclosure for the definition.
2
Refer to note B of Non-GAAP disclosure for the definition.
3
Variance March 2008 quarter on December 2007 quarter – increase (decrease).
4
Attributable.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER
Following the successful launch of the company’s
“Safety is our first value” campaign during the
fourth quarter of 2007, the early indications of an
improved safety performance are encouraging.
For the quarter, a lost time injury frequency rate of
7.60 per million hours worked was achieved,
which marks an improvement against a rate of
8.08 in the prior quarter and 8.24 for the 2007
year. In respect of medical treatment injury rates,
a 12% improvement has been noted against the
2007 rate of 27.85. The fatal injury frequency rate
for the quarter was 0.13 per million hours worked,
against a rate of 0.21 per million hours for the
previous quarter. This rate compares favourably
against the rate of 0.36 recorded for the first
quarter of 2007, and is 37% lower than any
previous first quarter result in the history of the
company, and 80% lower since the introduction of
the safety campaign.
Leading safety indicators at the South African
operations showed an improvement, with four of
the seven operations recording improved accident
rates. Elsewhere in Africa, Navachab, Yatela,
Iduapriem, Siguiri and Geita were all injury free.
Iduapriem achieved a further milestone with five
million shifts recorded without a lost time injury at
the end of March 2008.
During the quarter, regrettably five employees lost
their lives, with three accidents recorded at the
South African operations and one each at Obuasi
in Ghana and Serra Grande in Brazil. This tragic
loss of life underscores the ongoing need for
safety to remain the key focus for every manager
and employee in the company.
Gold production for the quarter reduced by 13% to
1.2Moz, mainly as a result of the power shortage
and year-end holiday breaks at the South African
operations; together with planned lower
production from Sunrise Dam as mining grades
normalised following the completion of mining in
the high grade zone during 2007; at CC&V where
production declined as a result of higher stacking
levels, and at Cerro Vanguardia where lower feed
grades and problems with agitators resulted in
reduced production. Total cash costs at $430/oz,
was 6% higher than the previous quarter, which
was primarily impacted by the reduced production
and inflation, partially mitigated by weaker local
currencies and an improved by-products
contribution.
Gold production and cost performance, did
however, show an improvement on guidance
provided at the end of the fourth quarter, following
excellent work undertaken in the South African
operations to mitigate the negative impact of the
Eskom power situation.
Adjusted headline earnings for the quarter were
$105m, compared with $18m in the previous
quarter which was distorted due to annual
accounting adjustments. Higher received gold
prices and a tax credit following reduction in tax
rates in South Africa also contributed to the
increase in earnings.
Despite a higher gold price, the total net delta
hedge reduced by 1.13Moz to 9.26Moz at
31 March 2008, and total commitments reduced
from 11.28Moz to 10.03Moz. The reductions were
due to delivery into maturing contracts and
additional hedge buy-backs that were effected
during the quarter.
In addition to a total of 6.95Moz attributable
(9.1Moz on a 100% basis) of JORC Inferred and
Indicated Resources declared by AngloGold
Ashanti on 31 December 2007, a further 12.9Moz
of new Inferred Resources has been defined at
AngloGold Ashanti’s 100% owned La Colosa
project in Colombia.
Based upon present drilling and geochemical
observations, the La Colosa mineral systems
including the La Belgica sector, remains open to
the north and south, and three additional targets
immediately surround the known La Colosa
mineralisation. A conceptual study is planned to
be completed in the second quarter of 2008.
This is the first significant gold porphyry discovery
in the Colombian Andes, where AngloGold
Ashanti has a first mover advantage with a land
position of some 37,500km
2
, with significant
potential to increase the resource at La Colosa
and at other projects in Colombia.
On 14 January 2008, AngloGold Ashanti
announced that it had agreed to acquire 100% of
Golden Cycle Gold Corporation (GCGC) through
a transaction in which GCGC’s shareholders will
receive 29 AngloGold Ashanti ADRs for every
100 shares of GCGC common stock held. GCGC
holds a 33% shareholding in CC&V, while
AngloGold Ashanti holds the remaining 67%. This
transaction is subject to a number of regulatory
and statutory approvals, including approval by
GCGC shareholders.

On 14 February 2008, AngloGold Ashanti entered
into a binding memorandum of agreement with
B2Gold, whereby B2Gold will acquire from
AngloGold Ashanti, certain mineral properties in
Colombia. In exchange, B2Gold will issue to
AngloGold Ashanti, 25m common shares and
21.4m common share purchase warrants.
AngloGold Ashanti would then hold approximately
15.9% of B2Gold’s issued and outstanding shares
and fully diluted interest in B2Gold upon the
exercise of the 21.4m warrants, would be
approximately 26%.
In late February 2008, certain North American
royalty and production related payment interests
of the El Chanate and Marigold projects were sold
to Royal Gold for $13.75m.
With regard to the power management in South
Africa, Eskom, the national provider, increased
power supply to 96.5% from 90% in late March
2008. Subject to the power stability and
availability at 96.5% level, production for 2008 is
expected to increase to a range of 4.9Moz to
5.1Moz for the company. This compares
favourably to prior guidance of 4.8Moz to 5.0Moz.
Given inflationary trends currently being
experienced, total cash costs are anticipated to be
between $440/oz and $460/oz, based on the
following average exchange rate assumptions:
R/$7.88, A$/$0.91, BRL/$1.71 and Argentinean
peso/$ 3.16. Capital expenditure for the year is
estimated at $1,262m, and will be managed in line
with profitability and cash flow.
Production for the second quarter of 2008, based
on 96.5% stabilised power, is estimated to be
1.22Moz at an average total cash cost of $464/oz,
assuming the following average exchange rates:
R/$7.80, A$/$0.91, BRL/$1.71 and Argentinean
peso/$ 3.16. Capital expenditure is estimated at
$328m.
OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, power shortages, safety
related stoppages and the slow build-up from the
year-end break, resulted in a 14% lower volume
mined, offset marginally by an improvement in
yield from reduced waste dilution. Consequently,
gold production was down 8% to 3,326kg
(107,000oz). Total cash costs improved 18% to
R96,801/kg ($400/oz), primarily due to uranium
purchases in the previous quarter to meet
contractual obligations, and the adjusted gross
profit increased to R202m ($26m).
The Lost-Time Injury Frequency Rate (LTIFR)
was 15.10 lost-time injuries per million hours
worked (13.24 for the previous quarter).
One person died in a fall of ground accident
during the quarter.
Gold production at Kopanang reduced by 13% to
2,794kg (90,000oz), as a result of power
shortages, increased team training and the slow
start-up after the year-end break. This was further
compounded by a decreased yield of 10%,
resulting from increased tramming widths. As a
result of the reduced production, total cash costs
increased by 20% to R85,530/kg ($353/oz), and
together with an unfavourable inventory
movement, the adjusted gross profit was 16%
lower at R151m ($19m).
The LTIFR deteriorated to 14.37 (11.13). The
mine experienced two fatal accidents during the
quarter.
The build-up at Moab Khotsong continues, with a
5% higher gold production to 764kg (25,000oz),
despite damaged de-watering pumps and reduced
power availability. Total cash costs were 6% lower
at R141,898/kg ($578/oz). The adjusted gross
loss of R151m ($22m) in the previous quarter
improved to a profit of R11m ($1m).
The LTIFR improved to 10.97 (12.16).
At Tau Lekoa, despite a marginally improved
yield of 1%, volumes were down 10% due to
reduced power and safety related stoppages. As a
result, gold production was down 12% to 1,093kg
(35,000oz), and consequently total cash costs
increased 15% to R128,576/kg ($529/oz).
Adjusted gross profit increased to R28m ($3m),
from R6m ($1m) in the previous quarter.
The LTIFR deteriorated to 20.45 (15.57).
Gold production at Mponeng was down 3% to
4,093kg (132,000oz), following reduced tonnage
throughput of 10% due to power shortages and
the slow build-up from the year-end break.
Despite the lower production, total cash costs
decreased by 7% to R61,113/kg ($253/oz)
following an increase in lock-up tonnages,
resulting in a favourable inventory movement. The
adjusted gross profit increased 54% to R404m
($52m).
The LTIFR improved by 9% to 10.57 (11.57).

At Savuka, mining volumes were down by 24%,
and together with a lower yield of 11% caused by
reduced sweepings, resulted in gold production
decreasing 17% to 448kg (14,000oz).
Despite the reduced production, total cash costs
were 4% lower at R88,349/kg ($367/oz), primarily
as a result of a favourable inventory movement.
The adjusted gross profit declined 7% to R27m
($3m), primarily as a result of the lower
production.
The LTIFR improved to 13.32 (17.23).
TauTona’s tonnage throughput was down 18%
and yield was 7% lower, resulting from a change
in the rock engineering strategy due to geological
risk, power shortages and the year-end break.
Gold production was down 23% to 2,311kg
(74,000oz) and consequently, total cash costs
rose by 20% to R93,118/kg ($386/oz). However,
due to a higher received price and lower
amortisation charge, the adjusted gross profit rose
63% to R135m ($17m).
The LTIFR improved to 12.50 (17.82).
ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold
production decreased 45% to 28,000oz, due to
lower feed grade and problems associated with
the agitators in the leach tanks. Total cash costs
rose 78% to $553/oz as a result of lower gold
produced, higher labour and fuel costs, but this
was partially offset by a higher silver by-product
contribution. Adjusted gross profit decreased 13%
to $7m as a result of higher costs.
The LTIFR was 6.12 (1.79).
AUSTRALIA
Sunrise Dam continued to perform in accordance
with the planned production schedule, producing
119,000oz for the quarter. As expected gold
production was 21% lower due to mining having
passed through the high grade GQ lode, which
saw the operation reach record production levels
in 2007. Total cash costs increased 28% to
A$502/oz ($455/oz), owing to the lower gold
production, stockpile movements and higher costs
associated with increased mining activities from
the underground operations. As a result, adjusted
gross profit decreased by 34% to A$25m ($23m).
During the quarter, production from underground
mining continued from the Sunrise Shear,
Western Shear and Cosmo lodes. A total of 255m
of underground capital development and 1,715m
of operational development were completed
during the quarter.
The LTIFR was 6.88 (2.59).
BRAZIL
At
AngloGold Ashanti Brasil Mineração,
production decreased 21% to 72,000oz, as a
result of the lower tonnage throughput and feed
grade from Cuiabá Mine following backfill
difficulties, availability of fleet equipment and rock
mechanic problems. Total cash costs rose 26% to
$316/oz, primarily due to lower gold produced and
stronger local currency partially offset by an
improved acid by-product contribution and
reduced power consumption. Adjusted gross profit
decreased 4% to $25m mainly due to the 10%
lower gold sold and higher costs, partially offset
by the higher gold price.
The LTIFR was 4.39 (1.96).
At Serra Grande (50% attributable), gold
production remained on par with the previous
quarter at 21,000oz. Total cash cost decreased
1% to $290/oz, following efficiencies arising from
reduced power consumption and equipment
rental, offsetting the effects of lower gold
produced and local currency appreciation. The
adjusted gross profit remained at $7m, mainly due
to the higher received price and lower costs,
partially reduced by lower gold sold.
The LTIFR was 2.00 (1.90). The operation had a
fatal accident during the quarter.
GHANA
Production at Obuasi improved by 4% to
87,000oz, due to the treatment of higher tailings
material as well as an improvement in grade.
Despite the higher production, total cash costs
increased 6% to $517/oz, negatively impacted by
unplanned plant stoppages to repair faults on the
ball mill, increased fuel and reagent prices, and
higher royalty payments. Adjusted gross profit
increased to $2m from the previous quarter’s loss
of $23m.
LTIFR improved to 2.27 (3.97). The mine had one
fatal accident during the quarter.
At Iduapriem gold production rose 4% to
47,000oz mainly due to a higher tonnage
throughput following the installation of an
additional crushing unit. Total cash costs

increased 9% to $452/oz, due to higher royalty
payments and inflationary pressures on mining
contractors and fuel costs.
Adjusted gross profit at $10m was $8m higher than
the previous quarter due to improved received
prices and rehabilitation provisions recorded in the
previous quarter.
LTIFR was 0.00 (0.72).
REPUBLIC OF GUINEA
At Siguiri (85% attributable) production increased
12% to 93,000oz, as a result of improved yields
due to mining in higher grade pits.
Total cash costs decreased to $436/oz despite
higher royalty payments and inflationary pressures
arising from the higher oil price, offset by the
increase in production.
Adjusted gross profit of $21m for the quarter was
$17m higher than the previous quarter due to the
increased gold production and improved gold
prices.
LTIFR was 0.00 (0.50).
MALI
Gold production at Morila (40% attributable) was
23% lower than the previous quarter at 40,000oz
due to a 20% decline in recovered grade and a 2%
lower tonnage throughput. The decline in grade
was anticipated and is in line with the operating
plan. Tonnage throughput was adversely affected
during the quarter by plant downtime resulting from
the replacement of the SAG mill gearbox and
extended mill relining. Total cash costs increased
17% to $409/oz mainly due to the grade related
decline in production. Higher fuel prices and a
weaker US dollar also put pressure on operating
costs but were offset by cost control efforts.
Adjusted gross profit reduced by $5m to $11m due
to lower production and sales.
The LTIFR was 3.32 (0.00).
At Sadiola (38% attributable), production was 10%
lower at 36,000oz with a 5% increase in recovered
grade being offset by a planned decrease in
tonnage throughput from treating sulphide ore.
Total cash costs decreased to $405/oz despite the
impact of lower gold production, higher fuel prices,
weaker US dollar and increased royalty charges,
which were offset by a favourable inventory
movement.
Adjusted gross profit improved by $4m from the
previous quarter to $11m, due to the higher
received prices and lower cash operating costs
and the rehabilitation charge recorded in the
previous quarter.
The LTIFR was 1.71 (1.71).
Production at Yatela (40% attributable) decreased
23% to 17,000oz due to a reduction in both
tonnage stacked and recovered grade. Total cash
costs were 5% lower at $522/oz mainly as a result
of reduced cement stacking requirements on the
upper lifts of the leach pads.
Adjusted gross profit of $4m was $3m higher than
the previous quarter due to higher received prices
and lower total cash costs.
The LTIFR was 0.00 (0.00).
NAMIBIA
Gold production at Navachab fell 25% to
15,000oz mainly due to reduced mining volume
following above average rainfall and lower drill rig
availability, which resulted in lower grade stockpile
material being treated and the grade declined
19%. Total cash costs at $490/oz, improved 7%
due to once off expenditure in the prior quarter not
being repeated. Adjusted gross profit remained
flat at $3m in line with the previous quarter.
The LTIFR was 0.00 (3.36).
TANZANIA
At Geita gold production was 10% higher at
64,000oz, due to a 14% increase in recovered
grade that was partially offset by a 3% decrease
in tonnage throughput. Tonnage throughput was
adversely affected in March 2008 after substantial
downtime on the primary crushing system
resulting from problems experienced with the
lubrication pumping system. The metallurgical
recovery problems experienced in the previous
quarter have been addressed and improved
recoveries were achieved in the current quarter.
Total cash costs were 1% lower at $717/oz, with
the positive impact of higher gold production being
negated by increased fuel prices. An adjusted
gross loss of $13m was recorded for the quarter
against a loss of $16m in the previous quarter.
The LTIFR was 0.00 (0.44).

NORTH AMERICA
At Cripple Creek & Victor (67% ownership with
100% interest in production until initial loans are
repaid and initial phase is completed), gold
production decreased 35% to 58,000oz due to
pad phase production timing and stacking at
higher levels. Total cash costs increased 3% to
$284/oz, due to a higher royalty charge and lower
production, partially offset by a favourable
inventory adjustment.
Adjusted gross profit decreased 21% to $22m as
a result of the lower sold ounces.
The LTIFR was 9.33 (4.93).
Notes:
·   All references to price received includes realised non-hedge derivatives.
·   In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold
    Ashanti.
·   Adjusted gross profit is gross profit (loss) adjusted to exclude unrealised non-hedge derivatives and other commodity contracts.
·   Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives and other commodity contracts, fair value adjustments on the option component of the convertible bond and deferred tax thereon.
·   Rounding of figures may result in computational discrepancies.

Review of the gold market
The first quarter of 2008 was characterised by a
volatile gold price, with a trading range of close to
$200/oz. While the market in mid March was
exceptionally strong, with the price reaching a
record high of $1031/oz, the price also traded as
low as $833/oz during the quarter.
The average US dollar gold price for the quarter
was $925/oz, 17% higher than the previous
quarter’s average price of $788/oz.
A weaker Rand/US dollar exchange rate saw the
rand gold price reaching highs of some
R271,622/kg. In rand terms, the gold price
averaged R224,308/kg for the quarter, some 31%
higher than the previous quarter’s average of
R171,334/kg.
JEWELLERY DEMAND
Jewellery demand slowed as a result of the high
price volatility experienced during the quarter,
particularly in the key markets of India and the
Middle East. It is anticipated that jewellery demand
for the quarter will show a decline on a year-on-
year basis, but it must be noted that comparisons
made against the first quarter of 2007 may be
misleading as demand during that period was
exceptionally strong and reached record levels in
some markets.
In the Gulf markets, where local currencies are
pegged against the US dollar, the full effect of the
US dollar gold price volatility was felt and this led
to a downturn in demand of approximately 20%
year-on-year. Inflationary concerns in these
markets acted as a further restraint on consumer
confidence. In Dubai, where demand from the
tourist trade balances local demand, the effects of
poor local consumption were not felt as severely as
in Saudi Arabia, where demand is primarily local.
High value, branded segments of the market were
less seriously affected than trade in high caratage,
low value-added jewellery items.
The Egyptian and Turkish markets held ground in
the first two months of the year, however both
markets slowed in March 2008, with the Turkish
market in particular showing a significant fall in
consumption when compared to the same quarter
in the previous year. This was due to low levels of
re-stocking prior to the main summer tourist season
and the political crisis in March which caused the
Turkish lira to decline against the US dollar, thus
driving up the price of gold in local currency terms
still further.
The Chinese market performed strongly despite the
more volatile price environment, with jewellery
demand increasing by some 9% year-on-year and
investment demand by an estimated 63%. Chinese
consumers perceive gold as an investment vehicle
which can provide a hedge against the inflationary
pressures which are increasingly being felt in that
economy. The absence of viable investment
alternatives also helped the case for local gold
investment.
US demand continued the declining trend from the
fourth quarter of 2007, particularly in the lower price
segments of the market. Higher gold price levels
are causing retailers to reduce the quantity of gold
used in jewellery items in order to maintain price
points.
CENTRAL BANK SALES
Sales under the Central Bank Gold Agreement
totalled 70t during the quarter. The bulk of these
sales were accounted for by the French and Swiss
Central Banks with smaller sales by Sweden and
the Netherlands.
IMF sales, though still subject to US congressional
approval, look likely to take place over the longer
term and will most probably be effected through the
existing Central Bank Gold Agreement, without
significant disruption to the market.
INVESTMENT MARKET
The fourth quarter was an active period in the
investment sector. Investment markets in China
and the Middle East were strong at the retail level,
with consumers in both markets moving strongly
towards gold investment.
Investment in Exchange Traded Funds (ETFs)
continued to grow for the fourth consecutive year.
Total ETF holdings at quarter end stood at 29.7Moz,
with a total value of over $27.2bn.

The majority of inflows during the quarter were
accounted for by the New York Stock Exchange
listed StreetTracks Gold Shares product.
A new ETF was announced in the Middle East, and
is expected to be listed and finalised by June this
year. The ETF is backed by the Dubai
Government and is Sharia compliant.
PRODUCER HEDGING
The size of the global hedge book as at the end of
2007 was confirmed late in February at 26.8 million
ounces. Since then, Newcrest have announced a
further reduction in their hedge book by some
300,000oz.
During the quarter, AngloGold Ashanti reduced its
hedge commitments from 11.28Moz to 10.03Moz,
through deliveries into maturing contracts and
hedge buy-backs.
CURRENCIES
The US dollar continued to fall against the Euro,
reaching a new low of Euro/US$ 1.59 in March
2008. Overall, the US dollar depreciated 8% during
the quarter from its opening value of Euro/$ 1.46.
Post quarter end, the US Dollar continued to be
under pressure at an exchange of Euro/US$1.60.
This weakness is primarily due to growing fears of
an economic recession in the United States which
is consistent with the Federal Reserve’s actions
during the quarter, by cutting its target rate by 2%.
Oil prices have continued to trade stronger, moving
through the psychological barrier of $100/barrel
and reaching a high of $110/barrel during the
quarter. This move did not help sentiment towards
the US dollar, contributing as it did to fears of
surging inflation in a falling interest rate
environment.
The South African Rand suffered its poorest
quarterly performance in some time, losing 19%
from its opening of R/$ 6.84 to close at R/$ 8.09. A
number of factors have contributed to this
weakness, most notably the uncertainty of power
generation and supply, and the effect it will have
on economic growth. In addition, the extent of the
current account deficit within this environment has
added to the negative outlook for the Rand.
The Australian dollar and Brazilian real both traded
to multi-year highs of A$/ $0.95 and US$/BRL1.66,
respectively, in a quarter where both currencies
continued their pattern of steady appreciation.

Hedge position
As at 31 March 2008, the net delta hedge position
was 9.25Moz or 288t (at 31 December 2007:
10.39Moz or 323t). Despite a higher gold price, the
delta of the hedge book was reduced by 1.13Moz to
9.26Moz, and total commitments reduced from
11.28Moz to 10.03Moz, as delivery into maturing
contracts and hedge buy-backs that were effected
during the quarter.
The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $4.78bn (negative R38.77bn), of which
$2.73bn (R22.10bn) is on balance sheet as at
31 March 2008 (at 31 December 2007 the hedge
position was negative $4.27bn or R29.10bn). This
value was based on a gold price of $917.40/oz,
exchange rates of R8.10/$ and A$/$0.91 and the
prevailing market interest rates and volatilities at
that date. The increase in the negative marked-to-
market value was primarily due to the higher spot
gold price.
For the quarter, the company’s received price of
$755/oz, was 18% lower than the average spot
price of $925/oz for 2008, the gap in the
received and spot prices is likely to be between
20% to 22% going forward, provided that gold
trades in a price range of approximately
$900/oz and $950/oz.
As at 30 April 2008, the marked-to-market value
of the hedge book was a negative $4.32bn
(negative R32.91bn), based on a gold price of
$874.20/oz and exchange rates of R7.62/$ and
A$/$0.93 and the prevailing market interest
rates and volatilities at the time.
These marked-to-market valuations are in no
way predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the
theoretical cost of buying all hedge contracts at
the time of valuation, at market prices and rates
available at that time.
Year
2008
2009
2010
2011
2012
2013-2016
Total
DOLLAR
GOLD
Forward
contracts            Amount
(kg)            17,113            21,738            14,462            12,931           11,944           12,364               90,552
US$/oz
$309               $316              $347               $397              $404             $432                  $359
Restructure Longs Amount (kg) *20,254 *20,254
US$/oz $846 $846
Put options
sold               Amount
(kg)            17,531              3,748             1,882              1,882              1,882           3,764               30,689
US$/oz
$810               $530              $410               $420               $430             $445                 $659
Call options purchased Amount (kg) 7,048 7,048
US$/oz $428 $428
Call options
sold              Amount
(kg)            41,435             45,950          36,804             39,385             24,460          39,924            227,958
US$/oz
$506                $498             $492               $517                $622            $604                $534
RAND GOLD
Forward contracts Amount (kg) (467) 933 466
Rand per kg R161,159 R116,335 R131,276
Call options
sold              Amount
(kg)
2,986              2,986              2,986
8,958
Rand per kg
R202,054         R216,522        R230,990
R216,522
A DOLLAR GOLD
Forward contracts Amount (kg) 10,886 3,390 3,110 17,386
A$ per oz A$858 A$644 A$685 A$785
Put options sold Amount (kg) 6,532 6,532
A$ per oz A$972 A$972
Call options purchased Amount (kg) 3,110 1,244 3,110 7,464
A$ per oz A$680 A$694 A$712 A$696
Call options sold Amount (kg) 1,555 1,555
A$ per oz A$948 A$948
Delta (kg)
(30,267)          (71,812)          (52,226)          (52,040)            (33,363)      (47,877)           (287,585)
** Total net gold:
Delta (oz)
(973,105)      (2,308,806)      (1,679,102)     (1,673,122)        (1,072,644)  (1,539,279)        (9,246,058)
*
Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2008.
Rounding of figures may result in computational discrepancies.

Year
2008
2009
2010
2011
2012
2013-2016
Total
DOLLAR
SILVER
Put options purchased Amount (kg) 32,659 32,659
$ per oz                        $7.66 $7.66
Put options sold Amount (kg) 32,659 32,659
$ per oz                        $6.19 $6.19
Call options sold Amount (kg) 32,659 32,659
$ per oz                        $8.64 $8.64
The following table indicates the group's currency hedge position at 31 March 2008
Year
2008
2009
2010
2011
2012
2013-2016
Total
RAND DOLLAR (000)
Forward contracts Amount ($)
10,000 10,000
US$/R
R7.01 R7.01
Put options purchased Amount ($)
50,000 50,000
US$/R
R7.31 R7.31
Put options sold Amount ($)
50,000 50,000
US$/R
R6.89 R6.89
Call options sold Amount ($) 50,000 50,000
US$/R
R7.96 R7.96
A
DOLLAR
(000)
Forward contracts Amount ($)                  5,000 5,000
A$/US$                       $0.73 $0.73
Put options purchased Amount ($) 70,000 70,000
A$/US$                       $0.85 $0.85
Put options sold Amount ($) 70,000 70,000
A$/US$                       $0.89 $0.89
Call options sold Amount ($) 70,000 70,000
A$/US$                       $0.82 $0.82
BRAZILIAN REAL (000)
Forward contracts Amount ($) 26,000 1,000 27,000
US$/BRL BRL 1.91 BRL 1.84 BRL 1.91
Put options purchased Amount ($) 37,000 500 37,500
US$/BRL BRL 1.78 BRL 1.76 BRL 1.78
Call options sold Amount ($) 117,000 1,000 118,000
US$/BRL BRL 1.80 BRL 1.76 BRL 1.80
Derivative analysis by accounting designation as at 31 March 2008
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollars (millions)
Commodity option contracts (758) - (2,332) (3,090)
Foreign exchange option contracts - - (14) (14)
Forward sale commodity contracts (1,335) (341) (75) (1,751)
Forward foreign exchange contracts - 1 - 1
Interest rate swaps (29) - 33 4
Total hedging contracts
(2,122)
(340)
(2,388)
(4,850)
Option component of convertible bonds - - (2) (2)
Total derivatives
(2,122)
(340)
(2,390)
(4,852)
Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure amounted to $46m
($19m brownfields, $27m greenfields) during the
first quarter of 2008, compared to $48m ($22m
brownfields, $26m greenfields) in the previous
quarter.
BROWNFIELDS EXPLORATION
In South Africa, surface drilling continued in the
Project Zaaiplaats area, with boreholes MZA9 and
MMB5 during the quarter.
Surface drilling in the Moab North area continued
with a long deflection of Borehole MCY4 reaching
a depth of 2,106m and borehole MCY5 advancing
a further 478m during the quarter.
At Tau Lekoa, borehole G54 was completed and
borehole G55 is currently drilling and has reached
a depth of 1,285m at the end of the quarter.
At Iduapriem in Ghana, preparation for Mineral
Resource conversion drilling was started at Ajopa,
with line cutting and drilling pad development
completed and drilling expected to start in the
second quarter of the year.
In Argentina, at Cerro Vanguardia the 2008
exploration programme commenced in February
with 4,731m of diamond drilling and 600m of
reverse circulation (RC) drilling being completed.
A hyper-spectral survey was completed and is
currently being interpreted.
In Australia, at Boddington mine, by quarter end
there were five rigs employed on Mineral
Resource conversion and the near mine
exploration diamond drilling programme. During
the quarter, nearly 25,756m were drilled from
30 holes.
In Brazil, at Córrego do Sítio Sulphide Project,
drilling continued with 10,269m being drilled from
surface, 2,341m drilled from underground and
860m of underground development. At the
Lamego project 4,633m of surface drilling, 3,063m
underground drilling and 946m of underground
development were completed.
At Siguiri in Guinea, exploration activities continued
to focus on 50m by 50m of infill RC drilling at
Sintroko South (situated 8km south of the mine).
Results from reconnaissance air core drilling of the
Setiguia anomaly to the north west of the Eureka
North pit are awaited. Geochemical soil sampling is
ongoing to investigate the western
extensions of the Setiguia and other potassium
anomalies on the north-west trending structures
related to the Eureka North – Kintinian
mineralisation corridor.
Reconnaissance aircore drilling (AC) was
completed and results were received for
coincident AEM and geochemical anomalies at
Kouremale in Block 4, close to the Malian border,
and in Block 3 at Kolita-Kounkoun. These will
require follow up drilling after the rainy season.
At Geita in Tanzania, exploration activities
continued to be concentrated in three areas,
namely, Area 3 (820m); Nyakabale-Prospect 30
(5,288m) and Kalondwa Hill (331m). Diamond
drilling (1,620m) for metallurgical testing was
started at the Star and Comet projects during the
quarter.
At Morila in Mali, a pitting programme was
conducted at Sokela (33 pits) and Domba-Bla
(9 pits) to define the limits of inferred sediment
rafts.
At Sadiola, testing started at the four anomalies,
Sekokoto SE (1,562m); Lakanfala East (5, 650m);
S5 (990m) and S6 (3,272m). In addition, the
Phase 9 Deep sulphide drilling programme started
in the northern part of the Sadiola Main pit
(1,647m) and dedicated mapping was conducted
in the FE4 Pit to provide support for the further
development of the 3-D geological model.
At Navachab in Namibia, drilling focused on ore
extension in the Main Pit and North Pit 2 areas
with 5,200m drilled. Two new drill access roads
were completed at Gecko North. Drilling of
4,780m of exploration infill and advanced grade
control holes at Anomaly 16 has been completed.
Following some positive anomalies from the
Steenbok-Starling soil survey, the grid was
extended southwards. The BLEG stream
sediment survey (195 samples) over the
Okondura EPL3276 has been completed and the
results thus far have been disappointing.
Two new EPLs, Otjombali and Elisenore of
approximately 100,000 hectares each, to the
northeast of Okahandja, have been applied for.
At Cripple Creek & Victor in the United States,
exploration and development drilling continued on
the north side of the district near Schist Island and
Control Point.

GREENFIELDS
Greenfields exploration activities continued in six
countries (Australia, Colombia, the DRC, China,
the Philippines, and Russia) during the first
quarter of 2008. A total of 25,220m of diamond
drilling (DDH), reverse circulation (RC), and
aircore (AC) drilling were completed during the
first quarter of 2008, at existing priority targets and
delineating new targets in Australia, the DRC, and
Colombia.
In addition to a total of 6.95Moz attributable
(9.1Moz on a 100% basis) of JORC Inferred and
Indicated Mineral Resource declared by
AngloGold Ashanti in 2007 at its greenfields
projects, an additional 12.9Moz Inferred Mineral
Resource has been defined at AngloGold
Ashanti’s 100% owned La Colosa project in
Colombia.
In Colombia, regional exploration and target
generation activities continued during the first
quarter with diamond drilling on four prospects. A
major focus was drilling and resource modelling at
La Colosa, where 5,897m of diamond drilling was
completed on the Main Porphyry and La Belgica
sectors. At the end of the quarter, a total of
17,052m has been drilled from 59 holes
throughout the La Colosa area, and an Inferred
Mineral Resource of 12.9Moz has been defined in
the Main Porphyry, at a gold price of $1,000/oz,
as per table below.
Cut-
Off
(g/t)
Price
$
Tonnage
(Mt)
Grade
(g/t)
Ounces
(Moz)
0.5       700         293.4 1.03 9.7
0.4       800         351.6 0.95 10.8
0.3    1,000 468.8 0.86 12.9
Table: Mineral Resource (Inferred), constrained within
an optimised pit shell at gold prices of $700, $800 and
$1000/oz
La Colosa is the second significant greenfields
discovery (Gramalote being the first) in Colombia
and was discovered by AngloGold Ashanti’s
Colombian greenfields exploration team during
2006. The Project is 100% owned by AngloGold
Ashanti and is located 150km west of Colombia’s
capital city, Bogota and 30km west of the major
town of Ibague in the Department of Tolima.
Since discovery, only 18 months ago, exploration
drilling at La Colosa has rapidly defined “porphyry
style” mineralization at a grade > 0.3g/t gold
extending over a strike length in excess of 1,500m
and a width of 600m. Additional upside potential,
which is considered material, remains untested
both along strike to the north and south as well as
to the east of the drilled portion of the deposit and
regionally, where at least three quality targets
require follow-up.
Included within the pit optimisation are some
0.5Moz of potentially mineralised material that has
not yet been drilled. This material was included in
the pit optimization, as it lies at the crest of the La
Colosa Hill and has not yet been drilled due to
logistical constraints. There is strong geological
evidence that this material is mineralised, and as
it has not been included in the Mineral Resource,
it constitutes further near term upside.
Exploration drilling at Colosa is temporarily
suspended until a new environmental permit is
issued, which is expected within the next few
months.
In Australia exploration in the Tropicana JV
(AngloGold Ashanti 70%, Independence Gold
30%) focussed on the drilling of the Tropicana and
Havana resource and infrastructure sterilisation as
part of the project pre-feasibility study. On
completion of this project at the end of the second
quarter 2008, the focus will be directed to the
regional programmes on the 12,500km
2
of
tenement held by AngloGold Ashanti in the
Tropicana JV and Viking Project (3,500km
2
and
100% AngloGold Ashanti). Reconnaissance work
in the Tropicana JV tenements returned
encouraging rock, auger, aircore and diamond
drilling results. Auger results defined anomalies at
Tropicana Group 4 with sufficient encouragement
to follow-up with further sampling and aircore
drilling later in the year. Mapping at Black Dragon
returned several selective rock chip samples with
anomalous grades up to 22.18g/t. Significant
aircore results were returned from Black Dragon,
Beetlejuice and Screaming Lizard. Diamond
drilling at Beachcomber included a 1.8m quartz
vein intersection with visible gold. During the first
quarter, a total of 258 aircore holes were drilled
for 14,291m and 2 diamond holes for 422m.
A restated joint venture agreement was signed
with Independence Gold during the quarter. The
agreement includes requirements for the future
mining operation and the JV partner has agreed to
jointly fund all regional exploration and certain
other activities outside of the agreed scope of the
Pre-feasibility Study.
Along the Albany-Fraser orogenic belt, where
AngloGold Ashanti has a first mover advantage,
with granted tenements and applications covering
an area of 12,500km
2
dominating a strike length
of 600km. The approximate 3,500km² Viking
project is southwest of the Tropicana JV within the
same Albany-Fraser belt that hosts the Tropicana

deposit. Recent results at Beachcomber and
those reported by other explorers add credence to
this belt potentially emerging as a new gold
province.
Exploration activates in the DRC were undertaken
at Concession 40 (10,000km
2
), which covers most
of the Kilo greenstone belt and remains virtually
unexplored by modern methods. A total of 1,950m
of infill drilling for definition of the open-pitable
Inferred Mineral Resource at Mongbwalu was
completed, and the 2007 Mineral Resource
estimation of 33Mt at 2.68g/t will be updated with
assay results from the twenty holes drilled during
the quarter. A further 14,050m of infill drilling
spaced at 50m by 50m, adjacent to the open pit
resource will focus on defining an underground
resource.
Around Mongbwalu, detailed surface mapping and
data integration is leading to an enhanced
understanding of the potential in the immediate
area. Regional exploration activities focused
around four main areas including Lodjo; Bunia
West; Mont Tsi and Petsi, all located within 50km
of the Mongbwalu resource area. The Mont Tsi
and Petsi prospects are ready for first phase
drilling during the year, and at the Petsi prospect,
up to a 30m wide potentially gold mineralised
shear zone has been identified by trenches over a
distance of 1.8km. Mont Tsi is an historically
mined area where an old open pit, which is
approximately 1.5km long, exposes strongly
deformed and altered mafic granitoid that host
gold mineralisation. Assay results from trenches
for both Petsi and Mont Tsi are still being awaited.
The findings of the DRC Minerals Review
Commission have resulted in AngloGold Ashanti
and the AGK joint venture engaging the DRC
government to seek resolution and agree a way
forward to optimally develop Concession 40.
In Russia the formation of Zoloto Taigi, the
AngloGold Ashanti / Polymetal strategic alliance
vehicle, was completed. It is anticipated that
through the strategic alliance, AngloGold Ashanti
will be in a position to increase its presence in
Russia by pursuing new opportunities through
participation in licence auctions, acquiring equity in
prospective projects and by new project generation
in new or less intensely explored areas. In the
Krasnoyarsk region, diamond drilling to increase
the Ore Reserve by a possible 600,000oz, from
1.8Moz to 2.4Moz, is in progress. A licence wide
geochemical survey is also underway on the
Aprelkova licence in the Chita region.
In China, results from the diamond drilling
programme was completed at one of the targets on
the tenements held by the Yili-Yunlong CJV, and
returned low gold and copper results. Final
evaluation of these tenements will be completed by
the end of the third quarter of 2008. The CJV is
awaiting grant of three exploration licences
applications (130km
2
) in eastern Tianshan. The
area was selected for exploration for copper-gold
porphyries following a government funded soil
sampling programme, which found high levels of
gold (30-60ppb) in calcrete. Final approval of the
Jinchanggou CJV is expected at the end of the
second quarter 2008, with delays caused by
changes to government regulations. Low-cost
exploration programmes have however confirmed
the extension and continuity of gold anomalies.
Mapping and sampling of small open-pit and
underground workings have characterised both the
low and high-grade gold mineralisation. Drilling will
commence following the issue of the business
licence.
In the Philippines, progress was made on the
Mapawa MPSA during the quarter with the licence
approved for grant by the Manila Mines Geological
Bureau (MGB). Final approval/ratification is still
awaited from the Department of Environment and
Natural Resources (DENR).

Group
operating results
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2008
2007
2007
2007
2008
2007
2007
2007
OPERATING RESULTS
UNDERGROUND OPERATION
Milled
- 000 tonnes / - 000 tons
2,901
3,236 3,088 13,112
3,197
3,567 3,404 14,454
Yield - g / t / - oz / t
6.95
6.96 7.22 6.99
0.203
0.203 0.211 0.204
Gold produced - kg / - oz (000)
20,164
22,505 22,296 91,684
648
723 717 2,948
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
2,826
2,987 3,275 12,429
3,115
3,293 3,610 13,701
Yield - g / t / - oz / t
0.47
0.45 0.52 0.49
0.014
0.013 0.015 0.014
Gold produced - kg / - oz (000)
1,318
1,339 1,694 6,142
42
43 54 197
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons
46,554
47,549 40,059 172,487
51,317
52,414 44,158 190,134
Treated - 000 tonnes / - 000 tons
6,331
6,455 6,262 25,312
6,979
7,115 6,903 27,901
Stripping ratio - t (mined total - mined ore) / t mined ore
4.91
4.62 5.06 4.48
4.91
4.62 5.06 4.48
Yield - g / t / - oz / t
2.09
2.33 2.25 2.34
0.061
0.068 0.066 0.068
Gold in ore - kg / - oz (000)
12,266
13,711 12,571 55,463
394
441 404 1,783
Gold produced - kg / - oz (000)
13,240
15,047 14,083 59,227
426
484 453 1,904
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
13,239
14,965 14,719 59,720
14,593
16,496 16,225 65,830
Placed
1
- 000 tonnes / - 000 tons
5,408
5,852 5,180 22,341
5,962
6,450 5,710 24,627
Stripping ratio - t (mined total - mined ore) / t mined ore
1.43
1.61 2.07 1.77
1.43
1.61 2.07 1.77
Yield
2
- g / t / - oz / t
0.67
0.70 0.73 0.73
0.019
0.021 0.021 0.021
Gold placed
3
- kg / - oz (000)
3,613
4,115 3,765 16,242
116
132 121 522
Gold produced - kg / - oz (000)
2,488
3,665 3,167 13,312
80
118 102 428
TOTAL
Gold produced
- kg / - oz (000)
37,210
42,556 41,239 170,365
1,196
1,368 1,326 5,477
Gold sold - kg / - oz (000)
37,098
42,278 41,558 170,265
1,193
1,359 1,336 5,474
Price received - R / kg / - $ / oz - sold
183,945
149,312 139,953 142,107
755
687 602 629
Total cash costs - R / kg / - $ / oz - produced
104,461
87,744 76,991 80,490
430
404 332 357
Total production costs - R / kg / - $ / oz - produced
136,200
122,344 99,905 107,415
561
563 430 476
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz
303
404 375 396
9.75
12.99 12.05 12.74
Actual - g / - oz
302
342 337 349
9.72
10.99 10.84 11.23
CAPITAL EXPENDITURE - Rm
/ - $m
1,930
2,315 1,417 7,444
257
339 196 1,059
1
Tonnes (Tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Year
ended
Year
ended

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2008
2007
2007
2007
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
2
7,471
6,428 5,882 24,383
Gold income
7,245
5,784 5,664 23,052
Cost of sales
3
(4,992)
(5,215) (4,223) (18,495)
Loss on non-hedge derivatives and other commodity contracts
(5,612)
(2,923) (662) (5,081)
Gross (loss) profit
(3,359)
(2,354) 778 (524)
Corporate administration and other expenses
(215)
(209) (208) (885)
Market development costs
(24)
(40) (23) (115)
Exploration costs
(274)
(241) (176) (839)
Other operating income (expenses)
4
32
22 (47) (134)
Operating special items
5
82
(288) 14 (139)
Operating (loss) profit
(3,758)
(3,110) 339 (2,636)
Dividend received from other investments
-
- - 16
Interest received
82
89 73 312
Exchange gain
1
23 3 4
Fair value adjustment on option component of convertible bond
170
115 135 333
Finance costs and unwinding of obligations
(265)
(231) (200) (880)
Share of associates' loss
(1)
(6) (4) (164)
(Loss) profit before taxation
(3,771)
(3,120) 346 (3,015)
Taxation
6
52
(73) (434) (1,039)
Losst after taxation from continuing operations
(3,719)
(3,193) (88) (4,054)
Discontinued operations
(Loss) profit for the period from discontinued operations
7
(3)
41 (6) 7
Loss for the period
(3,722)
(3,152) (94) (4,047)
Allocated as follows:
Equity shareholders
(3,812)
(3,199) (150) (4,269)
Minority interest
90
47 56 222
(3,722)
(3,152) (94) (4,047)
Basic
1
and diluted
2
loss per ordinary share (cents)
Loss from continuing operations
(1,350)
(1,151) (51) (1,519)
(Loss) profit from discontinued operations
(1)
15 (2) 3
Loss
(1,351)
(1,136) (53) (1,516)
Dividends
- Rm
399
- cents per Ordinary share 143
- cents per E Ordinary share 72
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares. The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

Group income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2008
2007
2007
2007
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
2
987
951 813 3,472
Gold income
958
856 783 3,280
Cost of sales
3
(661)
(771) (584) (2,636)
Loss on non-hedge derivatives and other commodity contracts
(373)
(440) (51) (780)
Gross (loss) profit
(77)
(355) 147 (136)
Corporate administration and other expenses
(28)
(31) (29) (126)
Market development costs
(3)
(6) (3) (16)
Exploration costs
(37)
(36) (24) (120)
Other operating income (expenses)
4
4
3 (7) (20)
Operating special items
5
11
(42) 2 (21)
Operating (loss) profit
(130)
(467) 86 (439)
Dividend received from other investments
-
- - 2
Interest received
11
13 10 45
Exchange gain
-
3 - 1
Fair value adjustment on option component of convertible bond
23
17 19 47
Finance costs and unwinding of obligations
(35)
(34) (28) (125)
Share of associates' loss
-
(1) (1) (23)
(Loss) profit before taxation
(131)
(469) 88 (492)
Taxation
6
1
(11) (60) (145)
(Loss) profit after taxation from continuing operations
(130)
(481) 28 (637)
Discontinued operations
Profit (loss) for the period from discontinued operations
7
-
6 (1) 1
Loss (profit) for the period
(131)
(475) 27 (636)
Allocated as follows:
Equity shareholders
(142)
(482) 19 (668)
Minority interest
11
7 8 32
(131)
(475) 27 (636)
Basic
1
and diluted
2
(loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
(50)
(173) 7 (237)
Profit from discontinued operations
-
2 - -
(Loss) profit
(50)
(171) 7 (237)
Dividends
- $m
53
- cents per Ordinary share 19
- cents per E Ordinary share 10
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares. The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

Group balance sheet
As at
As at
As at
March
December
March
2008
2007
2007
SA Rand million
Notes
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
53,383
45,783 44,282
Intangible assets
3,657
2,996 3,073
Investments in associates
127
140 371
Other investments
835
795 926
Inventories
2,917
2,217 2,167
Trade and other receivables
761
566 452
Derivatives
-
- 22
Deferred taxation
631
543 444
Other non-current assets
281
278 340
62,593
53,318 52,077
Current assets
Inventories
5,639
4,603 3,553
Trade and other receivables
1,949
1,587 1,610
Derivatives
3,966
3,516 4,651
Current portion of other non-current assets
2
2 5
Cash restricted for use
326
264 272
Cash and cash equivalents
4,167
3,381 2,919
16,049
13,353 13,010
Non-current assets held for sale
110
210 113
16,159
13,563 13,123
TOTAL ASSETS
78,752
66,881 65,200
EQUITY AND LIABILITIES
Share capital and premium 10
22,448
22,371 22,196
Retained earnings and other reserves 11
(5,787)
(6,167) (961)
Shareholders' equity
16,661
16,204 21,235
Minority interests 12
576
429 481
Total equity
17,237
16,633 21,716
Non-current liabilities
Borrowings
5,728
10,441 9,010
Environmental rehabilitation and other provisions
4,082
3,361 2,927
Provision for pension and post-retirement benefits
1,244
1,208 1,193
Trade, other payables and deferred income
89
79 138
Derivatives
874
1,110 1,827
Deferred taxation
7,398
7,159 7,826
19,415
23,358 22,921
Current liabilities
Current portion of borrowings
10,157
2,309 1,725
Trade, other payables and deferred income
5,250
4,549 4,003
Derivatives
25,188
18,763 13,384
Taxation
1,506
1,269 1,451
42,101
26,890 20,564
Total liabilities
61,515
50,248 43,484
TOTAL EQUITY AND LIABILITIES
78,752
66,881 65,200
Net asset value - cents per share
6,116
5,907 7,733
Rounding of figures may result in computational discrepancies.

Group balance sheet
As at
As at
As at
March
December
March
2008
2007
2007
US Dollar million
Notes
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
6,595
6,722 6,069
Intangible assets
452
440 421
Investments in associates
16
21 51
Other investments
103
117 127
Inventories
360
325 297
Trade and other receivables
94
83 62
Derivatives
-
- 3
Deferred taxation
78
80 61
Other non-current assets
35
41 47
7,733
7,829 7,138
Current assets
Inventories
697
676 487
Trade and other receivables
241
233 220
Derivatives
490
516 638
Current portion of other non-current assets
-
- 1
Cash restricted for use
40
39 37
Cash and cash equivalents
515
496 400
1,984
1,960 1,782
Non-current assets held for sale
14
31 16
1,997
1,991 1,798
TOTAL ASSETS
9,731
9,820 8,936
EQUITY AND LIABILITIES
Share capital and premium 10
2,773
3,285 3,042
Retained earnings and other reserves 11
(715)
(906) (131)
Shareholders' equity
2,058
2,379 2,911
Minority interests 12
71
63 66
Total equity
2,130
2,442 2,977
Non-current liabilities
Borrowings
708
1,533 1,235
Environmental rehabilitation and other provisions
504
494 401
Provision for pension and post-retirement benefits
154
177 164
Trade, other payables and deferred income
11
12 19
Derivatives
108
163 250
Deferred taxation
914
1,051 1,073
2,399
3,430 3,142
Current liabilities
Current portion of borrowings
1,255
339 236
Trade, other payables and deferred income
649
668 548
Derivatives
3,112
2,755 1,834
Taxation
186
186 199
5,202
3,948 2,818
Total liabilities
7,600
7,378 5,959
TOTAL EQUITY AND LIABILITIES
9,731
9,820 8,936
Net asset value - cents per share
756
867 1,060
Rounding of figures may result in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2008
2007
2007
2007
SA Rand million
Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
7,142
6,302 5,629 24,059
Payments to suppliers and employees
(5,267)
(4,382) (3,537) (16,144)
Cash generated from operations
1,875
1,920 2,092 7,915
Cash (utilised) generated by discontinued operations
(1)
10 (10) (14)
Dividends received from associates
-
1 - 1
Taxation paid
(442)
(664) (332) (1,664)
Net cash inflow from operating activities
1,432
1,268 1,750 6,238
Cash flows from investing activities
Capital expenditure
(1,930)
(2,284) (1,417) (7,198)
Acquisition of assets
-
3 - (284)
Proceeds from disposal of tangible assets
222
24 17 197
Proceeds from disposal of assets of discontinued operations
-
- 2 9
Other investments acquired
(266)
(207) (40) (190)
Associate loans and acquisitions
30
- (63) 1
Proceeds from disposal of investments
207
69 21 174
Dividend received from other investments
-
- - 16
(Increase) decrease in cash restricted for use
(48)
37 (189) (177)
Interest received
88
74 60 260
Loans advanced
(3)
- (26) (7)
Repayment of loans advanced
1
- 1 10
Net cash outflow from investing activities
(1,700)
(2,284) (1,634) (7,189)
Cash flows from financing activities
Proceeds from issue of share capital
65
88 104 247
Share issue expenses
-
- - (4)
Proceeds from borrowings
1,300
4,320 196 6,111
Repayment of borrowings
(233)
(3,399) (143) (3,932)
Finance costs
(258)
(25) (212) (511)
Dividends paid
(152)
(17) (694) (1,050)
Net cash inflow (outflow) from financing activities
722
967 (749) 861
Net increase (decrease) in cash and cash equivalents
454
(49) (632) (90)
Translation
332
(17) 84 4
Cash and cash equivalents at beginning of period
3,381
3,447 3,467 3,467
Net cash and cash equivalents at end of period
4,167
3,381 2,919 3,381
Cash generated from operations
(Loss) profit before taxation
(3,771)
(3,120) 346 (3,015)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
5,409
3,719 984 7,232
Amortisation of tangible assets
1,082
1,103 948 4,143
Finance costs and unwinding of obligations
265
231 200 880
Environmental, rehabilitation and other expenditure
87
271 (14) 287
Operating special items
(82)
288 (14) 168
Amortisation of intangible assets
4
3 4 14
Deferred stripping
(213)
(73) (100) (431)
Fair value adjustment on option components of convertible bond
(170)
(115) (135) (333)
Interest receivable
(82)
(89) (73) (312)
Other non-cash movements
(20)
90 146 520
Movements in working capital
(633)
(388) (201) (1,238)
1,875
1,920 2,092 7,915
Movements in working capital
Increase in inventories
(1,762)
(453) (326) (1,489)
Increase in trade and other receivables
(462)
(260) (288) (501)
Increase in trade and other payables
1,591
326 413 752
(633)
(388) (201) (1,238)
Rounding of figures may result in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2008
2007
2007
2007
US Dollar million
Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
953
937 780 3,424
Payments to suppliers and employees
(705)
(655) (492) (2,303)
Cash generated from operations
248
282 288 1,121
Cash generated (utilised) by discontinued operations
-
2 (1) (2)
Dividends received from associates
-
- - -
Taxation paid
(59)
(96) (46) (237)
Net cash inflow from operating activities
189
188 240 882
Cash flows from investing activities
Capital expenditure
(257)
(334) (196) (1,024)
Acquisition of assets
-
- - (40)
Proceeds from disposal of tangible assets
30
4 2 29
Proceeds from disposal of assets of discontinued operations
-
- - 1
Other investments acquired
(35)
(30) (5) (27)
Associate loans and acquisitions
4
- (9) -
Proceeds from disposal of investments
28
10 3 25
Dividend received from other investments
-
- - 2
(Increase) decrease in cash restricted for use
(6)
5 (26) (25)
Interest received
11
11 8 37
Loans advanced
-
- (4) (1)
Repayment of loans advanced
-
- - 1
Net cash outflow from investing activities
(226)
(334) (226) (1,022)
Cash flows from financing activities
Proceeds from issue of share capital
9
12 14 34
Share issue expenses
-
- - -
Proceeds from borrowings
173
618 27 870
Repayment of borrowings
(31)
(485) (20) (560)
Finance costs
(34)
(4) (29) (73)
Dividends paid
(19)
(2) (94) (144)
Net cash inflow (outflow) from financing activities
97
139 (102) 127
Net increase (decrease) in cash and cash equivalents
60
(7) (88) (13)
Translation
(42)
1 (8) 14
Cash and cash equivalents at beginning of period
496
502 495 495
Net cash and cash equivalents at end of period
515
496 400 496
Cash generated from operations
(Loss) profit before taxation
(131)
(469) 88 (492)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
345
558 96 1,088
Amortisation of tangible assets
144
164 131 590
Finance costs and unwinding of obligations
35
34 28 125
Environmental, rehabilitation and other expenditure
12
40 (2) 42
Operating special items
(11)
42 (2) 25
Amortisation of intangible assets
-
- - 2
Deferred stripping
(26)
(11) (14) (63)
Fair value adjustment on option components of convertible bond
(23)
(17) (19) (47)
Interest receivable
(11)
(13) (10) (45)
Other non-cash movements
(3)
13 22 75
Movements in working capital
(82)
(59) (30) (179)
248
282 288 1,121
Movements in working capital
Increase in inventories
(59)
(75) (14) (240)
Increase in trade and other receivables
(21)
(40) (32) (79)
(Decrease) increase in trade and other payables
(3)
56 16 140
(82)
(59) (30) (179)
Rounding of figures may result in computational discrepancies.

Statement of recognised income and expense
Quarter
Year
Quarter
ended
ended
ended
March
December
March
2008
2007
2007
SA Rand million
Unaudited Audited Unaudited
Actuarial loss on pension and post-retirement benefits
-
(99) -
Net loss on cash flow hedges removed from equity and reported in gold sales
494
1,421 215
Net loss on cash flow hedges
(827)
(1,173) (304)
Hedge ineffectiveness
13
69 -
(Loss) gain on available-for-sale financial assets
(73)
8 24
Deferred taxation on items above
106
36 65
Translation
4,615
(169) 1,000
Net income recognised directly in equity
4,328
93 1,000
Loss for the period
(3,722)
(4,047) (94)
Total recognised income (expense) for the period
606
(3,954) 906
Attributable to:
Equity shareholders
455
(4,169) 836
Minority interest
151
215 70
606
(3,954) 906
US Dollar million
Actuarial loss on pension and post-retirement benefits
-
(14) -
Net loss on cash flow hedges removed from equity and reported in gold sales
66
202 32
Net loss on cash flow hedges
(110)
(168) (42)
Hedge ineffectiveness
2
10 -
(Loss) gain on available-for-sale financial assets
(9)
1 3
Deferred taxation on items above
14
5 9
Translation
376
6 100
Net income recognised directly in equity
339
42 102
(Loss) profit for the period
(131)
(636) 27
Total recognised income (expense) for the period
208
(594) 129
Attributable to:
Equity shareholders
199
(627) 121
Minority interest
9
33 8
208
(594) 129
Rounding of figures may result in computational discrepancies.

Notes
for the quarter ended 31 March 2008
1.   Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007 and revised International Financial Reporting Standards (IFRS) which are effective
1 January 2008, where applicable.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter ended 31 March 2008.
2.   Revenue
Quarter ended
Year ended
Quarter ended
Year ended
Mar
Dec                     Mar
Dec
Mar
Dec                    Mar                         Dec
2008
2007                    2007
2007
2008
2007                   2007                       2007
Unaudited
Unaudited              Unaudited
Audited
Unaudited
Unaudited             Unaudited
Audited
SA Rand million US Dollar million
Gold income
7,245
5,784 5,664 23,052
958
856 783 3,280
By-products (note 3)
145
555 145 1,003
19
82 20 145
Dividend received from
other investments
-
- - 16
-
- - 2
Interest received
82
89 73 312
11
13 10 45
7,471
6,428 5,882 24,383
987
951                      813
3,472
3. Cost of sales
Quarter ended
Year ended
Quarter ended
Year ended
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Unaudited           Unaudited             Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
Cash operating costs
(3,770)
(3,518)             (3,099)
(13,365)
(500)
(520)                     (429)
(1,904)
By-products revenue (note 2)
145
555 145 1,003
19
82 20 145
By-products cash operating
costs
(107)
(538)                  (100)
(892)
(14)
(80)                       (14)
(129)
(3,732)
(3,501)              (3,054)
(13,254)
(495)
(518)                     (423)
(1,888)
Other cash costs
(251)
(187)                  (177)
(705)
(33)
(27)                       (25)
(100)
Total cash costs
(3,983)
(3,688)             (3,231)
(13,959)
(528)
(545)                    (448)
(1,988)
Retrenchment costs
(26)
(88)                       (7)
(131)
(3)
(13)                         (1)
(19)
Rehabilitation and
other non-cash costs
(106)
(321)                    (20)
(445)
(14)
(47)                        (3)
(65)
Production costs
(4,115)
(4,097)              (3,258)
(14,535)
(545)
(605)                    (451)
(2,072)
Amortisation of
tangible assets
(1,082)
(1,103)                 (948)
(4,143)
(144)
(164)                    (131)
(590)
Amortisation of
intangible assets
(4)
(3)                      (4)
(14)
–
– – (2)
Total production costs
(5,201)
(5,203)            (4,210)
(18,692)
(689)
(769)                     (583)
(2,664)
Inventory change
209
(12)                   (14)
197
28
(2)                         (2)
28
(4,992)
(5,215)            (4,223)
(18,495)
(661)
(771)                    (584)
(2,636)
Rounding of figures may result in computational discrepancies.

4. Other operating income (expenses)
Quarter ended
Year ended
Quarter ended
Year ended
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
Pension and medical defined
benefit provisions
(24)
52              (25)
(23)
(3)
7 (4) (3)
Claims filed by former
employees in respect of
loss of employment, work-
related accident injuries
and diseases, govern-
mental fiscal claims and
costs of old tailings
operations
60
(30) (21) (97)
8
(4)              (3)
(15)
Miscellaneous
(4)                 –               (1)
(14)
(1)
– – (2)
32
22              (47)
(134)
4
3 (7) (20)
5. Operating special items
Quarter ended
Year ended
Quarter ended
Year ended
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
Indirect tax expenses
–
(177)
–              (184)
–
(26)                –
(26)
Impairment of tangible
assets (note 8)
(3)
(5) (1) (6)
–
(1)                –
(1)
Impairment of goodwill
(note 8)
–
(7)
–                 (7)
–
(1)                –
(1)
Recovery of loan
–
–                21                  –                –

Recovery of exploration
costs previously expensed
–
6                 –                 29                –
1 – 4
Siguiri royalty payment
calculation dispute with the
Guinean Administration
–
(27) – (27)
–
(4) – (4)
Profit (loss) on disposal and
abandonment of assets
(note 8)
85
(78) (6) 56
11
(12)              (1)                 7
82
(288)
14             (139)
11
(42)                2
(21)
Rounding of figures may result in computational discrepancies.

6.   Taxation
Quarter ended
Year ended
Quarter ended
Year ended
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
Current tax
Normal taxation
(577)
(390) (442) (1,608)
(77)
(58)             (61)            (229)
Disposal of tangible
assets (note 8)
(2)
(9) (4) (40)
–
(1)               (1)               (6)
Over (under) provision
prior year
14
(6) (67) (32)
2
(1)               (9)               (4)
(565)
(405) (513) (1,680)
(75)
(60)             (71)            (239)
Deferred taxation
Temporary differences
(151)
(36)
1                  7
(20)
(6)                1
1
Unrealised non-hedge
derivatives and other
commodity contracts
590
336                82              673                72
50 11 98
Disposal of tangible
assets (note 8)
(11)
(2) (4) 18
(1)
– (1) 3
Change in estimated
deferred tax rate
–
34                  –
(57)
–
5 – (8)
Change in statutory tax rate
189
–                  –                 –
25
– – –
617
332                79              641               76
49 11 94
Total taxation
52
(73) (434) (1,039)
1
(11)             (60)           (145)
7.   Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Year ended
Quarter ended
Year ended
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
Gold income
–
–                  2                 5                 –
– – 1
Cost of sales
(5)
31                (5)
15               (1)
5 (1) 2
Gross (loss) profit
(5)
31                (3)
20               (1)
5 (1) 3
Other income
3
10                  –               10                 1
2 – 2
Taxation
(1)
(1) (3) (23)
–
– – (4)
Net (loss) profit attributable
to discontinued operations
(3)
41                (6)
7
–
6 (1) 1
Rounding of figures may result in computational discrepancies.

8. Headline (loss) earnings
Quarter ended
Year ended
Quarter ended
Year ended
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million US Dollar million
The (loss) profit attributable
to equity shareholders has
been adjusted by the
following to arrive at
headline (loss) earnings:
(Loss) profit attributable to
equity shareholders
(3,812)
(3,199)             (150)
(4,269)
(142)
(482)                19
(668)
Impairment of tangible
assets (note 5)
3
5 1 6
–
1 – 1
Impairment of goodwill
(note 5)
–
7 – 7
–
1 – 1
(Profit) loss on disposal of
assets (note 5)
(85)
78                   6
(56)
(11)
12 1 (7)
Impairment of investment in
associate
1
3
–                154                   –
– – 22
Taxation on items above –
current portion (note 6)
2
9 4 40
–
1 1 6
Taxation on items above –
deferred portion (note 6)
11
2                    4
(18)
1
– 1 (3)
Headline (loss) earnings
(3,880)
(3,095)             (135)
(4,136)
(151)
(466)                21
(648)
Cents per share
(1)
Headline (loss) earnings
(1,376)
(1,099)               (48)
(1,470)
(54)
(165)                  7
(230)
(1)
Calculated on the basic weighted average number of ordinary shares.
9. Shares
Quarter ended
Year ended
Mar
2008
Dec
2007
Mar
2007
Dec
2007
Unaudited Unaudited
Unaudited                 Audited
Authorised:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000
400,000,000           400,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000
4,280,000              4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000
2,000,000              2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000
5,000,000              5,000,000
Issued and fully paid:
Ordinary shares in issue
277,745,007
277,457,471
276,688,382           277,457,471
E ordinary shares in issue
4,104,635
4,140,230
4,149,230              4,140,230
Total ordinary shares:
281,849,642
281,597,701
280,837,612           281,597,701
A redeemable preference shares
2,000,000
2,000,000
2,000,000              2,000,000
B redeemable preference shares
778,896
778,896
778,896                 778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
277,658,759
277,119,778
276,426,639          276,805,309
E ordinary shares
4,122,800
4,080,713
4,167,212             4,117,815
Fully vested options
280,789
457,601
600,219                531,983
Weighted average number of shares
282,062,348
281,658,092
281,194,070          281,455,107
Dilutive potential of share options
–
–
641,741                         –
Diluted number of ordinary shares
(1)
282,062,348
281,658,092
281,835,811          281,455,107
(1)
The basic and diluted number of ordinary shares are the same for March 2008 quarter as the effects of shares for performance related options are anti-dilutive.
Rounding of figures may result in computational discrepancies.

10. Share capital and premium
As at
As at
Mar
2008
Dec
2007
Mar
2007
Mar
2008
Dec
2007
Mar
2007
Unaudited Audited Unaudited Unaudited Audited Unaudited
SA Rand million US Dollar million
Balance at beginning of period
23,322
23,045               23,045               3,425
3,292 3,292
Ordinary shares issued
73
283 109
10
40 15
E ordinary shares cancelled
(5)
(6) (4)
(1)
(1)                   (1)
Translation
–
–                      –
(544)
94 (133)
Sub-total
23,391
23,322               23,150                2,890
3,425 3,173
Redeemable preference shares held within the
group
(312)
(312) (312)
(39)
(46)                  (43)
Ordinary shares held within the group
(288)
(292) (293)
(36)
(43)                  (40)
E ordinary shares held within the group
(343)
(347) (349)
(42)
(51)                  (48)
Balance at end of period
22,448
22,371              22,196                2,773
3,285 3,042
11. Retained earnings and other reserves
Retained
earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains
(losses)
Other
comprehen-
sive
income
Total
SA Rand million
Balance at December 2006
(214)                    138
436               (45)
(1,503) (1,188)
Loss attributable to equity shareholders (150) (150)
Dividends                                                                      (670)
(670)
Net loss on cash flow hedges removed from
equity and reported in gold sales
211 211
Net loss on cash flow hedges
(301)          (301)
Deferred taxation on cash flow hedges 64 64
Gain on available-for-sale financial assets 24 24
Deferred taxation on available-for-sale financial
assets
1 1
Share-based payment for share awards and BEE
transaction
61 61
Translation 1,061 (74) 987
Balance at March 2007
(1,034)                    138
1,497                  (45)
(1,517) (961)
Balance at December 2007                                           (5,524)
138 338 (108) (1,011) (6,167)
Deferred taxation rate change (3) (3)
Loss attributable to equity shareholders (3,812) (3,812)
Dividends                                                                       (148)
(148)
Transfers to foreign currency translation reserve (12) 12 –
Net loss on cash flow hedges removed from equity
and reported in gold sales
488 488
Net loss on cash flow hedges
(822)          (822)
Hedge ineffectiveness 13 13
Deferred taxation on cash flow hedges and hedge
ineffectiveness
92 92
Loss on available-for-sale financial assets
(73)            (73)
Deferred taxation on available-for-sale financial
assets
17 17
Share-based payment for share awards and BEE
transaction
73 73
Translation 4,697 (142) 4,555
Balance at March 2008
(9,496) 138 5,047 (111) (1,365) (5,787)
Rounding of figures may result in computational discrepancies.

11. Retained earnings and other reserves cont.
Retained
earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains
(losses)
Other
omprehen-
sive
income
Total
US Dollar million
Balance at December 2006
(209) 20 241 (6)
(215)             (169)
Profit attributable to equity shareholders 19 19
Dividends (90) (90)
Net loss on cash flow hedges removed from
equity and reported in gold sales
31 31
Net loss on cash flow hedges
(41)              (41)
Deferred taxation on cash flow hedges 9 9
Gain on available-for-sale financial assets 3 3
Deferred taxation on available-for-sale financial
assets
– –
Share-based payment for share awards and BEE
transaction
7 7
Translation (1) 103
(2)              100
Balance at March 2007
(280) 19 344 (6)
(208)            (131)
Balance at December 2007
(1,020) 20 258 (16)
(148)            (906)
Deferred taxation rate change –
Loss attributable to equity shareholders (142) (142)
Dividends (18) (18)
Transfers to foreign currency translation reserve (2) 2 –
Net loss on cash flow hedges removed
from equity and reported in gold sales
65 65
Net loss on cash flow hedges
(109)           (109)
Hedge ineffectiveness 2 2
Deferred taxation on cash flow hedges and hedge
ineffectiveness
12 12
Loss on available-for-sale financial assets (9) (9)
Deferred taxation on available-for-sale financial
assets
2 2
Share-based payment for share awards and BEE
transaction
10 10
Translation (3) 372 3 6 378
Balance at March 2008
(1,182) 17 632 (13)
(169)            (715)
12. Minority interests
As at
As at
Mar
2008
Dec
2007
Mar
2007
Mar
2008
Dec
2007
Mar
2007
Unaudited Audited Unaudited Unaudited Audited Unaudited
SA Rand million US Dollar million
Balance at beginning of year
429
436 436
63
62 62
Profit for the period
90
222 56
11
32 8
Dividends paid
(4)
(131)                 (25)                   (1)
(19)                   (4)
Acquisition of minority interest
(1)
–
(91)                    –                      –
(13)                     –
Net loss on cash flow hedges removed from
equity and reported in gold sales
6
14 4
1
2 1
Net loss on cash flow hedges
(5)
(12)                  (3)                    (1)
(2)                   (1)
Translation
60
(9)                   13                    (2)
1                     –
Balance at end of period
576
429 481
71
63 66
(1) With effect 1 September 2007, AngloGold Ashanti acquired the remaining 15% minorities of Iduapriem.
Rounding of figures may result in computational discrepancies
.

13.   Exchange rates
Mar
2008
Dec
2007
Mar
2007
Unaudited Unaudited Unaudited
Rand/US dollar average for the year to date
7.52
7.03                              7.22
Rand/US dollar average for the quarter
7.52
6.76                              7.22
Rand/US dollar closing
8.09
6.81                              7.30
Rand/Australian dollar average for the year to date
6.84
5.89                              5.68
Rand/Australian dollar average for the quarter
6.84
6.00                              5.68
Rand/Australian dollar closing
7.40
5.98                              5.90
BRL/US dollar average for the year to date
1.74
1.95                              2.11
BRL/US dollar average for the quarter
1.74
1.78                              2.11
BRL/US dollar closing
1.74
1.78                              2.15
14.   Capital commitments
Mar
2008
Dec
2007
Mar
2007
Mar
2008
Dec
2007
Mar
2007
Unaudited          Audited
Unaudited
Unaudited          Audited
Unaudited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts
at the prevailing rate of exchange
3,697
2,968 4,045
457
436 554
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.
15.   Contingent liabilities
AngloGold Ashanti’s material contingent liabilities at 31 March 2008 are detailed below:
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in
South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($12m). The suretyship agreements have a termination notice period of 90 days.
Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A.(MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May
2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a
Special Regime Agreement (Termo de Acordo re Regime Especial – TARE). The Serra Grande operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $41m. Although MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company’s branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.

In November 2006 the administrative council’s second chamber ruled in favour of Serra Grande and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $25m. The company believes both assessments are in violation of Federal legislation on sales taxes.
VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás.
The tax administrators rejected the company’s appeal against the assessment. The company is now discussing the case at the judicial sphere. The company’s attributable share of the assessment is approximately $8m.
Tax Disputes – Brazil – Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve eleven federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately
$9m.
16.  Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
•    Reimbursable value added tax due from the Malian government amounts to an attributable $47m at 31 March 2008
(31 December 2007: attributable $42m). The last audited value added tax return was for the period ended 31 March
2007 and at the balance sheet date an attributable $24m was still outstanding and $23m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
•    Reimbursable fuel duties from the Malian government amounts to an attributable $3m at 31 March 2008
(31 December 2007: attributable $7m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and
Excise authorities. An attributable $3m is still subject to authorisation by the Customs and Excise authorities. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.
The government of Mali is a shareholder in all the Malian entities. Management is in negotiations with the Government of
Mali to agree a protocol for the repayment of the outstanding amounts. The amounts outstanding have been discounted to their present value at a rate of 6.5%.
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•    Reimbursable value added tax due from the Tanzanian government amounts to $17m at 31 March 2008
(31 December 2007: $16m). The last audited value added tax return was for the period ended 30 November 2007 and at the balance sheet date $13m was still outstanding and $4m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 7.8%.
•    Reimbursable fuel duties from the Tanzanian government amounts to $36m at 31 March 2008 (31 December
2007: $37m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $17m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $19m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

17.  Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by
AngloGold Ashanti USA Inc., is repaid.
18.  Borrowings
AngloGold Ashanti's borrowings are interest bearing.
19.  Announcements
On 14 February 2008, AngloGold Ashanti (AGA) announced that it had entered into a binding memorandum of agreement (MOA) with B2Gold Corp. (B2Gold). The MOA provides for the existing Colombian joint venture agreements between AGA and B2Gold to be amended. B2Gold would also acquire from AGA, additional interests in certain mineral properties in Colombia. In exchange, B2Gold would issue to AGA, 25m common shares and 21.4m common share purchase warrants in B2Gold.
On 4 April 2008, it was announced that following the stabilisation of Eskom (the South African electricity supply body)
power to South African operations during the quarter, AGA forecasted the first quarter production to be approximately
1.19Moz. The revised production outlook was around, 8% above guidance provided at the fourth quarter. AGA had also fully delivered into maturing hedge contracts during the quarter.
20.  Dividend
Final Dividend No. 103 of 53 South African cents or 3.4848 UK pence or 6.53 cedis per share was paid to registered shareholders on 7 March 2008, while a dividend of 1.484 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 10 March 2008, a dividend of 0.0653 cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 17 March 2008 at a rate of 6.606
US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.
In addition, directors declared Dividend No. E3 of 26.50 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends were paid on 7 March 2008.
By order of the Board
R P EDEY
M CUTIFANI
Chairman Chief Executive Officer
5 May 2008

Segmental  reporting
for the quarter and year ended 31 March 2008
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2008
2007
2007
2007
2008
2007
2007
2007
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Gold income
South Africa
2,450
2,292 2,465 9,843
324
339 340 1,399
Argentina
316
198 265 988
41
30 37 140
Australia
727
684 554 2,437
96
101 76 348
Brazil
757
495 492 2,001
101
73 68 285
Ghana
835
601 550 2,365
110
89 76 337
Guinea
673
492 379 1,483
89
73 52 211
Mali
588
535 517 1,951
78
79 72 278
Namibia
84
96 94 364
11
14 13 52
Tanzania
445
111 186 807
59
16 26 114
USA
369
280 161 813
48
41 22 116
7,245
5,784 5,664 23,052
958
856 783 3,280
Gross profit (loss) adjusted for
the loss on unrealised non-hedge
derivatives and other commodity
contracts
South Africa
1,013
502 800 2,845
130
74 110 403
Argentina
62
58 105 338
8
9 15 48
Australia
168
228 232 960
23
34 32 137
Brazil
299
277 254 987
40
41 35 141
Ghana
90
(150) 62 25
12
(22) 9 3
Guinea
205
44 49 101
27
7 7 14
Mali
195
165 183 646
26
24 25 92
Namibia
22
19 29 90
3
3 4 13
Tanzania
(98)
(110) (13) 52
(13)
(16) (2) 6
USA
167
190 107 518
22
28 15 74
Other
(28)
86 24 28
(4)
13 3 4
2,095
1,309 1,832 6,590
274
195 253 935
Cash gross profit (loss)
1
South Africa
1,412
1,023 1,180 4,628
184
151 163 657
Argentina
88
98 154 513
11
15 21 73
Australia
258
319 311 1,308
35
47 43 186
Brazil
404
372 311 1,308
54
55 43 186
Ghana
254
(56) 181 485
34
(8) 25 68
Guinea
256
117 114 352
34
17 16 50
Mali
257
206 231 809
34
30 32 115
Namibia
34
30 39 131
4
4 5 19
Tanzania
6
(53) 60 358
1
(8) 8 50
USA
221
247 164 742
29
36 23 106
Other
(10)
113 42 116
(1)
19 6 17
3,180
2,416 2,788 10,750
419
358 385 1,527
Rounding of figures may result in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
1
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the computation.
US Dollar million SA Rand million

Segmental reporting (continued)
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2008
2007
2007
2007
2008
2007
2007
2007
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Gold production
South Africa
15,498
17,503 17,626 72,429
498
563 567 2,328
Argentina
856
1,597 1,603 6,338
28
51 52 204
Australia
3,707
4,673 4,605 18,675
119
150 148 600
Brazil
2,892
3,480 2,801 12,689
93
112 90 408
Ghana
4,189
3,998 3,975 16,388
135
129 128 527
Guinea
2,901
2,567 2,270 8,715
93
83 73 280
Mali
2,923
3,536 3,354 13,703
94
114 108 441
Namibia
469
624 614 2,496
15
20 20 80
Tanzania
1,984
1,801 2,412 10,166
64
58 78 327
USA
1,791
2,778 1,980 8,766
58
89 64 282
37,210
42,556 41,239 170,365
1,196
1,368 1,326 5,477
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2008
2007
2007
2007
2008
2007
2007
2007
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
Capital expenditure
South Africa
525
881 473 2,535
70
128 66 361
Argentina
37
49 24 141
5
7 3 20
Australia
803
651 343 1,975
107
95 47 281
Brazil
178
204 264 995
24
30 37 142
Ghana
196
260 192 836
26
38 27 119
Guinea
44
38 14 146
6
6 2 21
Mali
13
26 12 61
2
4 2 9
Namibia
14
24 3 43
2
3 - 6
Tanzania
25
78 25 187
3
11 3 27
USA
90
33 48 161
12
5 7 23
Other
5
71 19 364
1
12 3 50
1,930
2,315 1,417 7,444
257
339 196 1,059
As at
As at
As at
As at
As at
As at
Mar
Dec
Mar
Mar
Dec
Mar
2008
2007
2007
2008
2007
2007
Unaudited
Audited
Unaudited
Unaudited
Audited
Unaudited
SA Rand million
Total assets
South Africa
16,149
15,616 15,301
1,995
2,293 2,097
Argentina
1,995
1,659 2,007
246
244 275
Australia
11,404
8,705 7,293
1,409
1,278 1,000
Brazil
5,818
4,826 4,309
719
709 591
Ghana
15,964
13,301 13,422
1,972
1,953 1,840
Guinea
2,634
2,127 2,084
325
312 286
Mali
3,072
2,399 2,541
380
352 348
Namibia
555
536 457
69
79 63
Tanzania
11,519
9,654 10,048
1,423
1,418 1,377
USA
4,284
3,608 3,699
529
530 507
Other
5,359
4,450 4,039
664
652 552
78,752
66,881 65,200
9,731
9,820 8,936
Rounding of figures may result in computational discrepancies.
US Dollar million
kg
SA Rand million US Dollar million
oz (000)

Non-GAAP
disclosure
A
Year ended
Year ended
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2008
2007
2007
2007
2008
2007
2007
2007
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Headline (loss) earnings (note 8)
(3,880)
(3,095) (135) (4,136)
(151)
(466) 21 (648)
Loss on unrealised non-hedge derivatives and other
commodity contracts
5,454
3,663 1,054 7,114
351
550 106 1,071
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts (note 6)
(590)
(336) (82) (673)
(72)
(50) (11) (98)
Fair value adjustment on option component of convertible
bond
(170)
(115) (135) (333)
(23)
(17) (19) (47)
Headline earnings adjusted for the loss on unrealised non-
hedge derivatives, other commodity contracts and fair value
adjustments on convertible bond
(1)
813
117 702 1,971
105
18 97 278
Cents per share
(2)
Headline earnings adjusted for the loss on unrealised non-
hedge derivatives, other commodity contracts and fair value
adjustments on convertible bond
(1)
288
42 250 700
37
6 34 99
B
Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2008
2007
2007
2007
2008
2007
2007
2007
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Reconciliation of gross (loss) profit to gross profit adjusted for the loss on unrealised non-hedge derivatives and other
commodity contracts:
Gross (loss) profit
(3,359)
(2,354) 778 (524)
(77)
(355) 147 (136)
Loss on unrealised non-hedge derivatives and other
commodity contracts
5,454
3,663 1,054 7,114
351
550 106 1,071
Gross profit adjusted for the loss on unrealised non-hedge
derivatives and other commodity contracts
2,095
1,309 1,832 6,590
274
195 253 935
Rounding of figures may result in computational discrepancies.
US Dollar million
SA Rand million
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond
Quarter ended
Quarter ended
SA Rand million
(1)
Loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
- The unrealised fair value change on the option component of the convertible bond; and
US Dollar million
- The unrealised fair value change on the onerous uranium contracts.
Quarter ended
Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts
Year ended
Quarter ended
Year ended
(2)
Calculated on the basic weighted average number of ordinary shares.

Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2008
2007
2007
2007
2008
2007
2007
2007
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
C
Non-hedge derivative (loss) gain is summarised as:
(Loss) gain on realised non-hedge derivatives (note D)
(158)
740 392 2,033
(22)
110 54 291
Loss on unrealised non-hedge derivatives
(5,464)
(3,829) (1,001) (7,305)
(353)
(575) (98) (1,099)
Unrealised (loss) gain on other commodity physical
borrowings
(10)
(1) (47) 49
(1)
- (7) 7
Provision reversed (raised) for loss on future deliveries of other commodities
20
167 (6) 142
3
25 (1) 21
Loss on non-hedge derivatives and other commodity
contracts
(5,612)
(2,923) (662) (5,081)
(373)
(440) (51) (780)
D
Price received
Gold income (note 2)
7,245
5,784 5,664 23,052
958
856 783 3,280
Adjusted for minority interests
(263)
(211) (240) (889)
(35)
(32) (33) (127)
6,982
5,573 5,424 22,163
923
824 750 3,153
(Loss) gain on realised non-hedge derivatives (note C)
(158)
740 392 2,033
(22)
110 54 291
6,824
6,313 5,816 24,196
901
934 805 3,444
Attributable gold sold - kg / - oz (000)
37,098
42,278 41,558 170,265
1,193
1,359 1,336 5,474
Revenue price per unit - R/kg / - $/oz
183,945
149,312 139,953 142,107
755
687 602 629
E
Total costs
Total cash costs (note 3)
3,983
3,688 3,231 13,959
528
545 448 1,988
Adjusted for minority interests and non-gold producing
companies
(96)
46 (56) (246)
(13)
7 (8) (34)
Total cash costs adjusted for minority interests and non-
gold producing companies
3,887
3,734 3,175 13,713
515
552 440 1,954
Retrenchment costs (note 3)
26
88 7 131
3
13 1 19
Rehabilitation and other non-cash costs (note 3)
106
321 20 445
13
47 3 65
Amortisation of tangible assets (note 3)
1,082
1,103 948 4,143
144
164 131 590
Amortisation of intangible assets (note 3)
4
3 4 14
-
- - 2
Adjusted for minority interests and non-gold producing
companies
(37)
(42) (34) (146)
(5)
(6) (5) (21)
Total production costs adjusted for minority interests
and non-gold producing companies
5,068
5,207 4,120 18,300
670
770 571 2,609
Gold produced - kg / - oz (000)
37,210
42,556 41,239 170,365
1,196
1,368 1,326 5,477
Total cash cost per unit - R/kg / -$/oz
104,461
87,744 76,991 80,490
430
404 332 357
Total production cost per unit - R/kg / -$/oz
136,200
122,344 99,905 107,415
561
563 430 476
F
Cash gross profit
Gross profit adjusted for the loss on unrealised non-hedge
derivatives and other commodity contracts (note B)
2,095
1,309 1,832 6,590
274
195 253 935
Amortisation of tangible assets (note 3)
1,082
1,103 948 4,143
144
164 131 590
Amortisation of intangible assets (note 3)
4
3 4 14
-
- - 2
Non-cash revenues
-
- 4 3
-

3,180
2,416 2,788 10,750
419
358 385 1,527
G
EBITDA
Operating (loss) profit
(3,758)
(3,110) 339 (2,636)
(130)
(467) 86 (439)
Amortisation of tangible assets (note 3)
1,082
1,103 948 4,143
144
164 131 590
Amortisation of intangible assets (note 3)
4
3 4 14
-
- - 2
Impairment of tangible assets (note 5)
3
5 1 6
-
1 - 1
Impairment of intangible assets (note 5)
-
7 - 7
-
1 - 1
Loss on unrealised non-hedge derivatives and other
commodity contracts (note B)
5,454
3,663 1,054 7,114
351
550 106 1,071
Share of associates' EBITDA
1
3 (3) (3)
-
- - -
Discontinued operations EBITDA
(2)
41 (3) 30
-
6 - 5
(Profit) loss on disposal and abandonment of assets (note5)
(85)
78 6 (56)
(11)
12 1 (7)
2,698
1,795 2,346 8,619
355
266 324 1,224
Rounding of figures may result in computational discrepancies.
SA Rand million / Metric
Quarter ended
Quarter ended
Year ended
Year ended
US Dollar million / Imperial

Mar
Dec
Mar
Dec
Mar
Dec
Mar
Dec
2008
2007
2007
2007
2008
2007
2007
2007
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
H
Interest cover
EBITDA (note G)
2,698
1,795 2,346 8,619
355
266 324 1,224
Finance costs
265
231 200 880
35
34 28 125
Capitalised finance costs
45
25 12 68
6
4 2 10
310
256 211 948
41
38 29 135
Interest cover - times
9
7 11 9
9
7 11 9
I
Free cash flow
Net cash inflow from operating activities
1,432
1,268 1,750 6,238
189
188 240 882
Stay-in-business capital expenditure
(852)
(1,222) (785) (3,758)
(113)
(179) (109) (535)
580
46 965 2,480
76
9 131 347
As at
As at
As at
As at
As at
As at
Mar
Dec
Mar
Mar
Dec
Mar
2008
2007
2007
2008
2007
2007
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
J
Net asset value - cents per share
Total equity
17,237
16,633 21,716
2,130
2,442 2,977
Number of ordinary shares in issue - million (note 9)
282
282 281
282
282 281
Net asset value - cents per share
6,116
5,907 7,733
756
867 1,060
Total equity
17,237
16,633 21,716
2,130
2,442 2,977
Intangible assets
(3,657)
(2,996) (3,073)
(452)
(440) (421)
13,580
13,637 18,643
1,678
2,002 2,556
Number of ordinary shares in issue - million (note 9)
282
282 281
282
282 281
Net tangible asset value - cents per share
4,818
4,843 6,638
595
711 910
K
Net debt
Borrowings - long-term portion
5,728
10,441 9,010
708
1,533 1,235
Borrowings - short-term portion
10,157
2,309 1,725
1,255
339 236
Total borrowings
15,885
12,750 10,735
1,963
1,872 1,471
Cash and cash equivalents
(4,167)
(3,381) (2,919)
(515)
(496) (400)
Net debt
11,718
9,369 7,816
1,448
1,376 1,071
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million
US Dollar million SA Rand million
Year ended
Quarter ended
Quarter ended
Year ended

Development
for the quarter ended 31 March 2008
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
1,531 114 100.1 42.57 4,261 1.81 184.72
Kopanang Mine
Vaal reef
5,114 510 17.7 63.95 1,132 3.15 63.62
Tau Lekoa Mine
Ventersdorp Contact reef
1,787 112 74.7 29.96 2,238 0.26 21.95
Moab Khotsong Mine
Vaal reef
3,384 354 119.9 20.30 2,434 0.94 110.94
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
69 - - - - - -
Carbon Leader reef
2,040 78 14.2 183.66 2,608 1.41 20.21
Savuka Mine
Carbon Leader reef
645 78 22.9 187.82 4,301 - -
Mponeng Mine
Ventersdorp Contact reef
4,059 698 75.5 36.62 2,765 - -
AUSTRALIA
Sunrise Dam
892 892 - 3.79 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
1,498 327 603.0 3.51 - - -
Córrego do Sitio 866 366 - 2.49 - - -
Lamego 947 125 60.0 3.14 - - -
Serra Grande
Mina III
1,169 195 100.0 2.95 - - -
Mina Nova 147 - - - - - -
GHANA
Obuasi
4,421 2,139 430 * 9.44 - - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
5,024 374 39.4 1.24 4.08 3.62 11.89
Kopanang Mine
Vaal reef
16,780 1,673 7.0 1.87 1.08 6.30 3.66
Tau Lekoa Mine
Ventersdorp Contact reef
5,864 367 29.4 0.87 2.14 0.52 1.27
Moab Khotsong Mine
Vaal reef
11,103 1,161 47.2 0.59 2.33 1.88 7.40
WEST WITS
Tau Tona Mine
Ventersdorp Contact reef
227 - - - - - -
Carbon Leader reef 6,694 256 5.6 5.36 2.50 2.82 1.31
Savuka Mine
Carbon Leader reef
2,115 256 9.0 5.48 4.12 - -
Mponeng Mine
Ventersdorp Contact reef
13,317 2,290 29.7 1.07 2.65 - -
AUSTRALIA
Sunrise Dam
2,927 2,927 - 0.11 - - -
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
4,915 1,072 237.4 0.10 - - -
Córrego do Sitio 2,840 1,201 - 0.07 - - -
Lamego 3,107 410 23.6 0.09 - - -
Serra Grande
Mina III
3,835 638 39.4 0.09 - - -
Mina Nova 482 - - - - - -
GHANA
Obuasi
14,504 7,016 169.3 * 0.28 - - -
* Average ore body width.
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
SA Rand / US Dollar
SOUTH AFRICA
525
881
473
2,535
70
128
66
361
Vaal River
Great Noligwa
40
94
52
261
5
14
7
37
Kopanang
84
111
81
362
11
16
11
52
Moab Khotsong
143
195
111
628
19
29
15
89
Tau Lekoa
26
45
20
113
3
7
3
16
Surface Operations
-
(1)
1
5
-
-
-
1
West Wits
Mponeng
120
234
102
604
16
34
14
86
Savuka
21
24
8
63
3
4
1
9
TauTona
91
178
98
500
12
26
14
71
ARGENTINA
37
49
24
141
5
7
3
20
Cerro Vanguardia - Attributable 92.50%
34
45
22
130
5
7
3
18
Minorities and exploration
3
4
2
11
-
-
-
2
AUSTRALIA
803
651
343
1,975
107
95
47
281
Sunrise Dam
31
68
41
207
4
10
6
30
Boddington
772
580
296
1,752
103
85
41
249
Exploration
-
3
6
16
-
-
-
2
BRAZIL
178
204
264
995
24
30
37
142
AngloGold Ashanti Brasil Mineração
123
158
234
820
16
24
32
117
Serra Grande - Attributable 50%
27
22
14
84
4
3
2
12
Minorities, exploration and other
28
24
16
91
4
3
3
13
GHANA
196
260
192
836
26
38
27
119
Iduapriem - Attributable 85%
1
58
105
8
162
8
15
1
23
Obuasi
138
153
182
663
18
23
25
94
Minorities and exploration
-
2
2
11
-
-
1
2
GUINEA
44
38
14
146
6
6
2
21
Siguiri - Attributable 85%
37
32
12
124
5
5
2
18
Minorities and exploration
7
6
2
22
1
1
-
3
MALI
13
26
12
61
2
4
2
9
Morila - Attributable 40%
1
2
1
5
-
-
-
1
Sadiola - Attributable 38%
6
22
6
40
1
3
1
6
Yatela - Attributable 40%
5
2
5
15
1
-
1
2
NAMIBIA
14
24
3
43
2
3
-
6
Navachab
14
24
3
43
2
3
-
6
TANZANIA
25
78
25
187
3
11
3
27
Geita
25
78
25
187
3
11
3
27
USA
90
33
48
161
12
5
7
23
Cripple Creek & Victor J.V.
90
32
47
160
12
5
7
23
OTHER
5
71
19
364
1
12
3
50
ANGLOGOLD ASHANTI
1,930
2,315
1,417
7,444
257
339
196
1,059
Rounding of figures may result in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m
1
With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
Metric
SOUTH AFRICA
15,498
17,503
17,626
72,429
Vaal River
Great Noligwa
8.56
6.94
8.41
7.54
3,326
3,613
3,863
15,036
Kopanang
6.94
7.70
6.77
7.24
2,794
3,229
2,989
13,013
Moab Khotsong
10.34
9.12
8.16
7.94
764
726
439
2,081
Tau Lekoa
4.01
3.97
3.70
3.62
1,093
1,247
1,325
5,137
Surface Operations
0.36
0.46
0.50
0.49
670
920
1,023
3,903
West Wits
Mponeng
9.94
9.26
9.56
9.50
4,093
4,223
4,435
18,260
Savuka
5.96
6.73
7.01
6.69
448
540
571
2,284
TauTona
1
8.70
9.37
9.99
9.67
2,311
3,005
2,981
12,714
ARGENTINA
856
1,597
1,603
6,338
Cerro Vanguardia - Attributable 92.50%
3.82
6.88
7.25
6.88
856
1,597
1,603
6,338
AUSTRALIA
3,707
4,673
4,605
18,675
Sunrise Dam
3
4.10
4.84
4.63
4.86
3,707
4,673
4,605
18,675
BRAZIL
2,892
3,480
2,801
12,689
AngloGold Ashanti Brasil Mineração
1
6.77
7.84
7.71
7.48
2,251
2,826
2,064
9,851
Serra Grande
1
- Attributable 50%
7.19
6.65
7.31
7.21
641
654
738
2,838
GHANA
4,189
3,998
3,975
16,388
Iduapriem - Attributable 85%
2
1.81
1.90
1.87
1.85
1,471
1,387
848
5,192
Obuasi
1
4.19
4.34
4.83
4.43
2,718
2,611
3,127
11,196
GUINEA
2,901
2,567
2,270
8,715
Siguiri
3
- Attributable 85%
1.32
1.18
1.06
1.05
2,901
2,567
2,270
8,715
MALI
2,923
3,536
3,354
13,703
Morila - Attributable 50%
3.12
3.91
3.04
3.36
1,257
1,607
1,284
5,596
Sadiola - Attributable 38%
3.16
3.00
2.50
2.76
1,135
1,252
977
4,366
Yatela
4
- Attributable 50%
2.17
2.60
3.25
3.46
532
677
1,093
3,742
NAMIBIA
469
624
614
2,496
Navachab
1.31
1.61
1.47
1.56
469
624
614
2,496
TANZANIA
1,984
1,801
2,412
10,166
Geita
1.66
1.46
1.80
2.01
1,984
1,801
2,412
10,166
USA
1,791
2,778
1,980
8,766
Cripple Creek & Victor J.V.
4
0.54
0.55
0.56
0.53
1,791
2,778
1,980
8,766
ANGLOGOLD ASHANTI
37,210
42,556
41,239
170,365
Underground Operations
6.95
6.96
7.22
6.99
20,164
22,505
22,296
91,684
Surface and Dump Reclamation
0.47
0.45
0.52
0.49
1,318
1,339
1,694
6,142
Open-pit Operations
2.09
2.33
2.25
2.34
13,240
15,047
14,083
59,227
Heap Leach Operations
5
0.67
0.70
0.73
0.73
2,488
3,665
3,167
13,312
37,210
42,556
41,239
170,365
4
The yield of Yatela and the Cripple Creek & Victor Joint Venture reflects gold placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
1
The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
3
The yield of Sunrise Dam and Siguiri represents open-pit operations.
5
The yield is calculated on gold placed into leach pad inventory /
tonnes placed on to leach pad.
Yield - g/t
Gold produced - kg
2
With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
Metric
SOUTH AFRICA
192
216
228
227
14,637
17,432
17,537
72,823
Vaal River
Great Noligwa
168
177
193
185
3,151
3,616
3,865
15,146
Kopanang
185
215
199
215
2,639
3,230
3,007
13,099
Moab Khotsong
148
145
147
131
709
726
434
2,089
Tau Lekoa
126
147
161
153
1,025
1,248
1,315
5,168
Surface Operations
1,012
1,399
1,513
1,463
645
920
1,022
3,930
West Wits
Mponeng
259
267
300
297
3,854
4,181
4,385
18,327
Savuka
146
166
177
176
423
534
563
2,293
TauTona
185
243
238
252
2,190
2,976
2,946
12,771
ARGENTINA
417
800
819
795
1,457
1,092
1,605
5,827
Cerro Vanguardia - Attributable 92.50%
417
800
819
795
1,457
1,092
1,605
5,827
AUSTRALIA
2,878
3,994
3,987
3,977
3,583
4,796
4,522
18,581
Sunrise Dam
2,878
4,359
4,353
4,356
3,583
4,796
4,522
18,581
BRAZIL
537
671
583
628
3,053
3,364
3,025
12,657
AngloGold Ashanti Brasil Mineração
504
660
517
587
2,432
2,706
2,171
9,679
Serra Grande - Attributable 50%
700
722
904
830
621
658
855
2,978
GHANA
249
224
227
232
4,128
3,869
3,886
16,361
Iduapriem - Attributable 85%
1
568
525
391
555
1,459
1,384
848
5,115
Obuasi
191
171
204
182
2,669
2,485
3,038
11,246
GUINEA
687
626
570
529
2,885
2,661
2,280
8,769
Siguiri - Attributable 85%
687
626
570
529
2,885
2,661
2,280
8,769
MALI
752
893
914
907
3,208
3,597
3,714
13,769
Morila - Attributable 40%
823
1,041
855
924
1,283
1,729
1,333
5,551
Sadiola - Attributable 38%
756
808
684
751
1,337
1,166
1,180
4,423
Yatela - Attributable 40%
620
781
1,481
1,155
588
701
1,201
3,794
NAMIBIA
361
415
629
509
461
644
675
2,581
Navachab
361
415
629
509
461
644
675
2,581
TANZANIA
317
269
373
404
1,860
2,059
2,421
10,205
Geita
317
269
373
404
1,860
2,059
2,421
10,205
USA
1,750
2,721
1,729
2,160
1,825
2,764
1,892
8,692
Cripple Creek & Victor J.V.
1,750
2,721
1,729
2,160
1,825
2,764
1,892
8,692
ANGLOGOLD ASHANTI
302
342
337
349
37,098
42,278
41,558
170,265
Rounding of figures may result in computational discrepancies.
Productivity per employee - g
Gold sold - kg
1
With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
SA Rand / Metric
SOUTH AFRICA
88,549
87,949
72,979
77,372
116,313
120,358
95,214
103,224
Vaal River
Great Noligwa
96,801
117,918
84,059
90,817
118,554
141,474
105,277
114,220
Kopanang
85,530
71,498
69,223
69,201
128,151
94,086
88,284
88,679
Moab Khotsong
141,898
150,648
134,175
150,135
172,476
358,141
214,596
276,421
Tau Lekoa
128,576
112,042
100,102
107,016
158,512
143,944
134,273
140,507
Surface Operations
85,350
77,719
58,471
68,745
93,904
83,260
65,161
75,241
West Wits
Mponeng
61,113
66,025
59,318
59,596
82,927
85,608
76,284
78,622
Savuka
88,349
91,613
82,550
91,089
123,374
95,552
96,912
107,676
TauTona
93,118
77,572
64,782
71,523
124,319
120,443
92,322
104,676
ARGENTINA
134,008
67,924
44,393
59,533
168,121
93,954
72,520
89,617
Cerro Vanguardia - Attributable 92.50%
132,332
67,404
43,657
58,807
166,287
93,307
71,635
88,746
AUSTRALIA
116,906
77,570
71,638
70,743
141,681
95,297
89,294
89,709
Sunrise Dam
111,183
75,697
69,550
68,951
135,374
90,855
86,907
86,866
BRAZIL
81,916
59,734
55,775
58,584
115,672
83,294
71,110
82,418
AngloGold Ashanti Brasil Mineração
76,600
54,489
48,230
52,472
113,174
79,432
62,290
77,442
Serra Grande - Attributable 50%
70,185
63,381
54,131
59,428
94,042
80,962
73,030
79,317
GHANA
114,744
100,758
95,247
97,635
161,133
187,314
126,514
142,810
Iduapriem - Attributable 85%
1
109,611
90,069
106,413
84,058
136,025
142,865
122,137
111,340
Obuasi
127,301
106,434
92,224
103,931
185,552
210,918
127,711
157,404
GUINEA
105,581
95,414
96,653
104,741
128,764
137,446
122,100
135,063
Siguiri - Attributable 85%
105,581
95,414
96,653
104,741
128,764
137,446
122,100
135,063
MALI
100,910
86,769
73,848
78,946
122,778
103,609
88,643
92,579
Morila - Attributable 40%
99,282
76,254
83,011
79,071
117,814
90,194
100,339
95,080
Sadiola - Attributable 38%
98,058
91,160
100,845
93,454
129,199
109,626
108,523
104,270
Yatela - Attributable 40%
125,581
119,091
49,942
72,570
135,250
139,672
67,995
85,794
NAMIBIA
118,198
114,627
85,460
94,430
142,749
120,359
101,693
108,140
Navachab
118,198
114,627
85,460
94,430
142,749
120,359
101,693
108,140
TANZANIA
174,653
156,518
103,153
101,930
232,677
207,723
133,407
135,538
Geita
174,653
156,518
103,153
101,930
232,677
207,723
133,407
135,538
USA
74,620
63,481
58,297
63,403
100,080
86,701
81,519
86,639
Cripple Creek & Victor J.V.
68,916
60,401
56,156
60,589
94,354
83,611
79,372
83,815
ANGLOGOLD ASHANTI
104,461
87,744
76,991
80,490
136,200
122,344
99,905
107,415
Rounding of figures may result in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg
1
With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
SOUTH AFRICA
1,412
1,023
1,180
4,628
1,013
502
800
2,845
Vaal River
Great Noligwa
267
107
218
762
202
32
140
434
Kopanang
265
246
212
937
151
180
157
699
Moab Khotsong
33
(40)
3
(52)
11
(151)
(32)
(274)
Tau Lekoa
60
44
54
177
28
6
10
10
Surface Operations
60
66
84
287
54
61
77
262
West Wits
Mponeng
488
351
353
1,502
404
263
280
1,159
Savuka
42
32
33
117
27
29
25
79
TauTona
197
218
223
897
135
83
143
476
ARGENTINA
88
98
154
513
62
58
105
338
Cerro Vanguardia - Attributable 92.50%
83
92
143
479
59
55
99
318
Minorities and exploration
5
6
11
34
3
3
6
20
AUSTRALIA
258
319
311
1,308
168
228
232
960
Sunrise Dam
258
319
311
1,308
168
228
232
960
BRAZIL
404
372
311
1,308
299
277
254
987
AngloGold Ashanti Brasil Mineração
260
252
178
835
184
178
149
617
Serra Grande - Attributable 50%
69
59
71
244
55
48
57
192
Minorities and exploration
75
61
62
229
60
51
48
178
GHANA
254
(56)
181
485
90
(150)
62
25
Iduapriem - Attributable 85%
2
110
30
32
249
78
11
19
161
Obuasi
144
(86)
141
201
13
(160)
38
(165)
Minorities and exploration
-
-
8
35
(1)
(1)
5
29
GUINEA
256
117
114
352
205
44
49
101
Siguiri - Attributable 85%
199
92
94
280
156
28
36
60
Minorities and exploration
57
25
20
72
49
16
13
41
MALI
257
206
231
809
195
165
183
646
Morila - Attributable 40%
105
137
77
355
83
111
55
263
Sadiola - Attributable 38%
119
54
50
202
85
44
43
170
Yatela - Attributable 40%
32
15
104
252
28
10
85
213
NAMIBIA
34
30
39
131
22
19
29
90
Navachab
34
30
39
131
22
19
29
90
TANZANIA
6
(53)
60
358
(98)
(110)
(13)
52
Geita
6
(53)
60
358
(98)
(110)
(13)
52
USA
221
247
164
742
167
190
107
518
Cripple Creek & Victor J.V.
221
247
164
742
167
190
107
518
OTHER
(10)
113
42
116
(28)
86
24
28
ANGLOGOLD ASHANTI
3,180
2,416
2,788
10,750
2,095
1,309
1,832
6,590
Rounding of figures may result in computational discrepancies.
2
With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.
SA Rand
Cash gross profit (loss) - Rm
1
Gross profit (loss) adjusted for the loss on unrealised
non-hedge derivatives and other commodity contracts - Rm
1
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
Imperial
SOUTH AFRICA
498
563
567
2,328
Vaal River
Great Noligwa
0.250
0.202
0.245
0.220
107
116
124
483
Kopanang
0.203
0.225
0.197
0.211
90
104
96
418
Moab Khotsong
0.302
0.266
0.238
0.232
25
23
14
67
Tau Lekoa
0.117
0.116
0.108
0.106
35
40
43
165
Surface Operations
0.011
0.013
0.015
0.014
22
30
33
125
West Wits
Mponeng
0.290
0.270
0.279
0.277
132
136
143
587
Savuka
0.174
0.196
0.204
0.195
14
17
18
73
TauTona
1
0.254
0.273
0.291
0.282
74
97
96
409
ARGENTINA
28
51
52
204
Cerro Vanguardia - Attributable 92.50%
0.111
0.201
0.211
0.201
28
51
52
204
AUSTRALIA
119
150
148
600
Sunrise Dam
3
0.120
0.141
0.135
0.142
119
150
148
600
BRAZIL
93
112
90
408
AngloGold Ashanti Brasil Mineração
1
0.198
0.229
0.225
0.218
72
91
66
317
Serra Grande
1
- Attributable 50%
0.210
0.194
0.213
0.210
21
21
24
91
GHANA
135
129
128
527
Iduapriem - Attributable 85%
2
0.053
0.055
0.055
0.054
47
45
27
167
Obuasi
1
0.122
0.126
0.141
0.129
87
84
101
360
GUINEA
93
83
73
280
Siguiri
3
- Attributable 85%
0.038
0.034
0.031
0.031
93
83
73
280
MALI
94
114
108
441
Morila - Attributable 40%
0.091
0.114
0.089
0.098
40
52
41
180
Sadiola - Attributable 38%
0.092
0.087
0.073
0.081
36
40
31
140
Yatela
4
- Attributable 40%
0.063
0.076
0.095
0.101
17
22
35
120
NAMIBIA
15
20
20
80
Navachab
0.038
0.047
0.043
0.046
15
20
20
80
TANZANIA
64
58
78
327
Geita
0.048
0.043
0.053
0.059
64
58
78
327
USA
58
89
64
282
Cripple Creek & Victor J.V.
4
0.016
0.016
0.016
0.016
58
89
64
282
ANGLOGOLD ASHANTI
1,196
1,368
1,326
5,477
Undergound Operations
0.203
0.203
0.211
0.204
648
723
717
2,948
Surface and Dump Reclamation
0.014
0.013
0.015
0.014
42
43
54
197
Open-pit Operations
0.061
0.068
0.066
0.068
426
484
453
1,904
Heap leach Operations
5
0.019
0.021
0.021
0.021
80
118
102
428
1,196
1,368
1,326
5,477
4
The yield of Yatela and the Cripple Creek & Victor Joint Venture reflects gold placed/tonnes placed.
Rounding of figures may result in computational discrepancies.
Yield - oz/t
Gold produced - oz (000)
1
The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
3
The yield of Sunrise Dam and Siguiri represents open-pit operations.
5
The yield is calculated on gold placed into leach pad inventory /
tonnes placed on to leach pad.
2
With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
Imperial
SOUTH AFRICA
6.17
6.95
7.32
7.31
471
560
564
2,341
Vaal River
Great Noligwa
5.40
5.70
6.20
5.95
101
116
124
487
Kopanang
5.94
6.92
6.40
6.93
85
104
97
421
Moab Khotsong
4.77
4.66
4.72
4.22
23
23
14
67
Tau Lekoa
4.05
4.72
5.19
4.93
33
40
42
166
Surface Operations
32.54
44.98
48.63
47.05
21
30
33
126
West Wits
Mponeng
8.33
8.58
9.64
9.56
124
134
141
589
Savuka
4.69
5.33
5.69
5.65
14
17
18
74
TauTona
5.93
7.80
7.65
8.11
70
96
95
411
ARGENTINA
13.39
25.71
26.34
25.57
47
35
52
187
Cerro Vanguardia - Attributable 92.50%
13.39
25.71
26.34
25.57
47
35
52
187
AUSTRALIA
92.54
128.41
128.19
127.85
115
154
145
597
Sunrise Dam
92.54
140.15
139.95
140.05
115
154
145
597
BRAZIL
17.28
21.57
18.74
20.20
98
108
97
407
AngloGold Ashanti Brasil Mineração
16.21
21.23
16.63
18.88
78
87
70
311
Serra Grande - Attributable 50%
22.49
23.21
29.05
26.67
20
21
27
96
GHANA
8.01
7.19
7.29
7.44
133
124
125
526
Iduapriem - Attributable 85%
1
18.27
16.87
12.58
17.85
47
44
27
164
Obuasi
6.14
5.51
6.55
5.86
86
80
98
362
GUINEA
22.08
20.13
18.33
17.01
93
86
73
282
Siguiri - Attributable 85%
22.08
20.13
18.33
17.01
93
86
73
282
MALI
24.19
28.71
29.39
29.17
103
116
119
443
Morila - Attributable 40%
26.46
33.47
27.49
29.71
41
56
43
178
Sadiola - Attributable 38%
24.30
25.98
21.98
24.15
43
37
38
142
Yatela - Attributable 40%
19.94
25.10
47.60
37.14
19
23
39
122
NAMIBIA
11.59
13.34
20.24
16.35
15
21
22
83
Navachab
11.59
13.34
20.24
16.35
15
21
22
83
TANZANIA
10.20
8.66
12.00
12.98
60
66
78
328
Geita
10.20
8.66
12.00
12.98
60
66
78
328
USA
56.28
87.48
55.60
69.45
59
89
61
279
Cripple Creek & Victor J.V.
56.28
87.48
55.60
69.45
59
89
61
279
ANGLOGOLD ASHANTI
9.72
10.99
10.84
11.23
1,193
1,359
1,336
5,474
Rounding of figures may result in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)
1
With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
US Dollar / Imperial
SOUTH AFRICA
366
405
314
343
481
554
410
458
Vaal River
Great Noligwa
400
543
362
403
491
651
453
507
Kopanang
353
329
298
307
528
433
380
393
Moab Khotsong
578
693
577
668
702
1,640
923
1,234
Tau Lekoa
529
516
431
474
655
663
578
622
Surface Operations
357
357
252
305
393
383
280
333
West Wits
Mponeng
253
304
256
264
343
394
329
348
Savuka
367
422
355
403
511
441
417
476
TauTona
386
357
279
317
516
554
398
464
ARGENTINA
560
312
192
264
700
432
313
397
Cerro Vanguardia - Attributable 92.50%
553
310
188
261
692
429
309
394
AUSTRALIA
479
357
308
313
582
438
384
397
Sunrise Dam
455
348
299
306
556
418
374
385
BRAZIL
338
275
240
260
477
383
306
365
AngloGold Ashanti Brasil Mineração
316
251
207
233
467
366
268
344
Serra Grande - Attributable 50%
290
292
233
263
388
372
314
351
GHANA
494
463
410
432
687
859
545
634
Iduapriem - Attributable 85%
1
452
414
459
373
560
655
526
495
Obuasi
517
489
397
459
755
967
550
698
GUINEA
436
439
416
464
529
632
526
599
Siguiri - Attributable 85%
436
439
416
464
529
632
526
599
MALI
417
399
318
350
508
476
382
410
Morila - Attributable 40%
409
351
358
350
486
415
432
421
Sadiola - Attributable 38%
405
419
434
414
534
504
467
462
Yatela - Attributable 40%
522
547
216
322
563
642
294
381
NAMIBIA
490
527
368
419
591
554
438
479
Navachab
490
527
368
419
591
554
438
479
TANZANIA
717
722
447
452
954
956
577
601
Geita
717
722
447
452
954
956
577
601
USA
307
291
251
282
412
398
351
385
Cripple Creek & Victor J.V.
284
277
242
269
389
384
342
372
ANGLOGOLD ASHANTI
430
404
332
357
561
563
430
476
Rounding of figures may result in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz
1
With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Key operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
SOUTH AFRICA
184
151
163
657
130
74
110
403
Vaal River
Great Noligwa
35
16
30
108
26
5
19
61
Kopanang
34
36
29
133
19
27
22
99
Moab Khotsong
4
(6)
-
(8)
1
(22)
(4)
(40)
Tau Lekoa
8
7
7
25
3
1
1
1
Surface Operations
8
10
12
41
7
9
11
37
West Wits
Mponeng
63
52
49
214
52
39
39
165
Savuka
5
5
5
17
3
4
3
11
TauTona 26
32
31
128
17
12
20
67
ARGENTINA
11
15
21
73
8
9
15
48
Cerro Vanguardia - Attributable 92.50%
11
14
20
68
7
8
14
45
Minorities and exploration
-
1
1
5
1
1
1
3
AUSTRALIA
35
47
43
186
23
34
32
137
Sunrise Dam
35
47
43
186
23
34
32
137
BRAZIL
54
55
43
186
40
41
35
141
AngloGold Ashanti Brasil Mineração
35
37
25
119
25
26
21
88
Serra Grande - Attributable 50%
9
9
10
35
7
7
8
27
Minorities and exploration
10
9
8
32
8
8
6
26
GHANA
34
(8)
25
68
12
(22)
9
3
Iduapriem - Attributable 85%
2
15
5
4
35
10
2
3
23
Obuasi
19
(12)
20
28
2
(23)
5
(24)
Minorities and exploration
-
(1)
1
5
-
(1)
1
4
GUINEA
34
17
16
50
27
7
7
14
Siguiri - Attributable 85%
27
14
13
40
21
4
5
9
Minorities and exploration
7
3
3
10
6
3
2
5
MALI
34
30
32
115
26
24
25
92
Morila - Attributable 40%
14
20
11
51
11
16
8
38
Sadiola - Attributable 38%
16
8
7
29
11
7
6
24
Yatela - Attributable 40%
4
2
14
35
4
1
12
30
NAMIBIA
4
4
5
19
3
3
4
13
Navachab
4
4
5
19
3
3
4
13
TANZANIA
1
(8)
8
50
(13)
(16)
(2)
6
Geita
1
(8)
8
50
(13)
(16)
(2)
6
USA
29
36
23
106
22
28
15
74
Cripple Creek & Victor J.V.
29
36
23
106
22
28
15
74
OTHER
(1)
19
6
17
(4)
13
3
4
ANGLOGOLD ASHANTI
419
358
385
1,527
274
195
253
935
Rounding of figures may result in computational discrepancies.
2
With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.
US Dollar
Cash gross profit (loss) - $m
1
Gross profit (loss) adjusted for the loss on unrealised
non-hedge derivatives and other commodity contracts - $m
1
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
78 91 81 359 835 982 867 3,861
Milled
- 000 tonnes   / - 000 tons
389 521 459 1,995 428 574 506 2,199
Yield - g/t / - oz/t 8.56 6.94 8.41 7.54 0.250 0.202 0.245 0.220
Gold produced - kg / - oz (000) 3,326 3,613 3,863 15,036 107 116 124 483
Gold sold - kg / oz (000) 3,151 3,616 3,865 15,146 101 116 124 487
Price received - R/kg / - $/oz - sold 183,420 150,200 141,089 142,595 751 691 606 631
Total cash costs - R / - $ - ton milled 828 818 707 685 100 110 89 89
- R/kg / - $/oz - produced 96,801 117,918 84,059 90,817 400 543 362 403
Total production costs - R/kg / - $/oz - produced 118,554 141,474 105,277 114,220 491 651 453 507
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 167 238 226 232 5.38 7.64 7.26 7.45
Actual - g / - oz 168 177 193 185 5.40 5.70 6.20 5.95
Target
- m
2
/ - ft
2
4.44 5.25 4.90 5.09 47.82 56.47 52.74 54.74
Actual
- m
2
/ - ft
2
3.92 4.48 4.02 4.41 42.18 48.19 43.30 47.52
FINANCIAL RESULTS (MILLION)
Gold income
536 467 588 2,034 71 69 81 289
Cost of sales 375 512 406 1,726 50 76 56 246
Cash operating costs 320 424 324 1,359 43 63 45 194
Other cash costs 2 2 1 6 - - - 1
Total cash costs 322 426 325 1,366 43 63 45 195
Retrenchment costs 7 3 3 12 1 1 - 2
Rehabilitation and other non-cash costs 1 6 1 12 - 1 - 2
Production costs 330 436 329 1,389 44 64 45 198
Amortisation of tangible assets 64 75 78 328 9 11 11 47
Inventory change (19) - (1) 8 (3) - - 1
160 (45) 182 309 21 (7) 25 43
Realised non-hedge derivatives 42 76 (42) 125 5 11 (6) 18
202 32 140 434 26 5 19 61
Capital expenditure 40 94 52 261 5 14 7 37
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
99 114 114 456 1,064 1,224 1,229 4,912
Milled
- 000 tonnes   / - 000 tons
402 419 442 1,797 443 462 487 1,981
Yield - g/t / - oz/t 6.94 7.70 6.77 7.24 0.203 0.225 0.197 0.211
Gold produced - kg / - oz (000) 2,794 3,229 2,989 13,013 90 104 96 418
Gold sold - kg / oz (000) 2,639 3,230 3,007 13,099 85 104 97 421
Price received - R/kg / - $/oz - sold 185,343 149,746 139,978 141,917 753 689 602 629
Total cash costs - R / - $ - ton milled 594 550 468 501 72 74 59 65
- R/kg / - $/oz - produced 85,530 71,498 69,223 69,201 353 329 298 307
Total production costs - R/kg / - $/oz - produced 128,151 94,086 88,284 88,679 528 433 380 393
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 173 238 239 239 5.56 7.65 7.69 7.68
Actual - g / - oz 185 215 199 215 5.94 6.92 6.40 6.93
Target
- m
2
/ - ft
2
6.60 7.70 7.69 7.68 71.03 82.83 82.76 82.62
Actual
- m
2
/ - ft
2
6.53 7.58 7.61 7.55 70.32 81.64 81.93 81.31
FINANCIAL RESULTS (MILLION)
Gold income
443 416 454 1,759 58 62 63 250
Cost of sales 338 304 264 1,160 45 45 37 165
Cash operating costs 238 229 206 895 32 34 29 127
Other cash costs 1 2 1 5 - - - 1
Total cash costs 239 231 207 901 32 34 29 128
Retrenchment costs 4 2 1 7 1 - - 1
Rehabilitation and other non-cash costs 1 4 1 9 - 1 - 1
Production costs 244 238 209 916 32 35 29 130
Amortisation of tangible assets 114 66 55 238 15 10 8 34
Inventory change (20) - - 6 (3) - - 1
105 113 190 599 14 17 26 85
Realised non-hedge derivatives 47 67 (33) 100 6 10 (5) 15
151 180 157 699 19 27 22 99
Capital expenditure 84 111 81 362 11 16 11 52
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
11 11 7 36 122 119 71 383
Milled
- 000 tonnes   / - 000 tons
74 80 54 262 81 88 59 289
Yield - g/t / - oz/t 10.34 9.12 8.16 7.94 0.302 0.266 0.238 0.232
Gold produced - kg / - oz (000) 764 726 439 2,081 25 23 14 67
Gold sold - kg / - oz (000) 709 726 434 2,089 23 23 14 67
Price received - R/kg / - $/oz - sold 188,556 150,043 141,827 144,503 764 690 609 643
Total cash costs - R / - $ - ton milled 1,468 1,373 1,095 1,193 175 184 137 155
- R/kg / - $/oz - produced 141,898 150,648 134,175 150,135 578 693 577 668
Total production costs - R/kg / - $/oz - produced 172,476 358,141 214,596 276,421 702 1,640 923 1,234
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 122 190 104 157 3.91 6.10 3.35 5.04
Actual - g / - oz 148 145 147 131 4.77 4.66 4.72 4.22
Target
- m
2
/ - ft
2
2.40 3.59 2.63 3.15 25.78 38.64 28.28 33.93
Actual
- m
2
/ - ft
2
2.21 2.21 2.21 2.24 23.76 23.83 23.81 24.15
FINANCIAL RESULTS (MILLION)
Gold income
119 94 66 278 16 14 9 40
Cost of sales 123 260 93 576 16 38 13 83
Cash operating costs 108 109 59 311 14 16 8 44
Other cash costs 1 1 - 2 - - - -
Total cash costs 108 109 59 312 14 16 8 45
Retrenchment costs 1 - - 1 - - - -
Rehabilitation and other non-cash costs - 39 - 39 - 6 - 6
Production costs 109 148 59 353 14 22 8 51
Amortisation of tangible assets 22 112 35 223 3 16 5 32
Inventory change (9) - (1) 1 (1) - - -
(3) (166) (28) (298) - (24) (4) (43)
Realised non-hedge derivatives 14 15 (4) 24 2 2 (1) 3
11 (151) (32) (274) 1 (22) (4) (40)
Capital expenditure 143 195 111 628 19 29 15 89
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-
hedge derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
56 62 69 272 603 669 742 2,929
Milled
- 000 tonnes   / - 000 tons
272 314 358 1,417 300 347 394 1,562
Yield - g/t / - oz/t 4.01 3.97 3.70 3.62 0.117 0.116 0.108 0.106
Gold produced - kg / - oz (000) 1,093 1,247 1,325 5,137 35 40 43 165
Gold sold - kg / oz (000) 1,025 1,248 1,315 5,168 33 40 42 166
Price received - R/kg / - $/oz - sold 186,014 149,084 141,315 142,391 757 686 607 630
Total cash costs - R / - $ - ton milled 516 444 371 388 62 60 47 50
- R/kg / - $/oz - produced 128,576 112,042 100,102 107,016 529 516 431 474
Total production costs - R/kg / - $/oz - produced 158,512 143,944 134,273 140,507 655 663 578 622
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 130 168 161 164 4.19 5.42 5.18 5.26
Actual - g / - oz 126 147 161 153 4.05 4.72 5.19 4.93
Target
- m
2
/ - ft
2
6.97 8.69 8.66 8.69 75.03 93.59 93.19 93.53
Actual
- m
2
/ - ft
2
6.45 7.32 8.39 8.12 69.44 78.83 90.35 87.38
FINANCIAL RESULTS (MILLION)
Gold income
173 161 199 693 23 24 28 98
Cost of sales 163 180 176 725 22 27 24 103
Cash operating costs 140 139 132 547 19 21 18 78
Other cash costs 1 1 - 3 - - - -
Total cash costs 141 140 133 550 19 21 18 78
Retrenchment costs 1 1 1 3 - - - -
Rehabilitation and other non-cash costs - 1 - 1 - - - -
Production costs 142 142 134 555 19 21 18 79
Amortisation of tangible assets 31 38 44 167 4 6 6 24
Inventory change (11) - (2) 4 (1) - - 1
11 (19) 23 (32) 1 (3) 3 (5)
Realised non-hedge derivatives 18 25 (13) 43 2 4 (2) 6
28 6 10 10 3 1 1 1
Capital expenditure 26 45 20 113 3 7 3 16
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,841 2,005 2,045 7,994 2,030 2,210 2,254 8,811
Yield - g/t / - oz/t 0.36 0.46 0.50 0.49 0.011 0.013 0.015 0.014
Gold produced - kg / - oz (000) 670 920 1,023 3,903 22 30 33 125
Gold sold - kg / - oz (000) 645 920 1,022 3,930 21 30 33 126
Price received - R/kg / - $/oz - sold 177,353 149,188 140,395 141,701 741 686 604 627
Total cash costs - R / - $ - ton milled 31 36 29 34 4 5 4 4
- R/kg / - $/oz - produced 85,350 77,719 58,471 68,745 357 357 252 305
Total production costs - R/kg / - $/oz - produced 93,904 83,260 65,161 75,241 393 383 280 333
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 900 1,282 1,285 1,283 28.94 41.23 41.31 41.27
Actual - g / - oz 1,012 1,399 1,513 1,463 32.54 44.98 48.63 47.05
FINANCIAL RESULTS (MILLION)
Gold income
113 119 153 523 15 18 21 74
Cost of sales 61 77 66 295 8 11 9 42
Cash operating costs 57 71 60 268 8 11 8 38
Other cash costs - - - - - - - -
Total cash costs 57 71 60 268 8 11 8 38
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 57 71 60 268 8 11 8 38
Amortisation of tangible assets 6 5 7 25 1 1 1 4
Inventory change (2) - - 2 - - - -
52 42 87 228 7 6 12 32
Realised non-hedge derivatives 2 19 (10) 34 - 3 (1) 5
54 61 77 262 7 9 11 37
Capital expenditure - (1) 1 5 - - - 1
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
84 76 87 354 899 816 937 3,810
Milled
- 000 tonnes   / - 000 tons
412 456 464 1,922 454 503 511 2,118
Yield - g/t / - oz/t 9.94 9.26 9.56 9.50 0.290 0.270 0.279 0.277
Gold produced - kg / - oz (000) 4,093 4,223 4,435 18,260 132 136 143 587
Gold sold - kg / - oz (000) 3,854 4,181 4,385 18,327 124 134 141 589
Price received - R/kg / - $/oz - sold 187,834 148,341 140,370 141,855 764 682 604 628
Total cash costs - R / - $ - ton milled 608 611 567 566 73 82 71 73
- R/kg / - $/oz - produced 61,113 66,025 59,318 59,596 253 304 256 264
Total production costs - R/kg / - $/oz - produced 82,927 85,608 76,284 78,622 343 394 329 348
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 240 295 266 277 7.70 9.49 8.57 8.89
Actual - g / - oz 259 267 300 297 8.33 8.58 9.64 9.56
Target
- m
2
/ - ft
2
5.14 5.81 5.36 5.64 55.28 62.53 57.67 60.73
Actual
- m
2
/ - ft
2
5.29 4.79 5.89 5.76 56.96 51.58 63.39 62.04
FINANCIAL RESULTS (MILLION)
Gold income
636 564 559 2,497 84 83 77 355
Cost of sales 320 357 335 1,440 42 53 46 205
Cash operating costs 248 277 262 1,082 33 41 36 154
Other cash costs 2 2 1 6 - - - 1
Total cash costs 250 279 263 1,088 33 41 36 155
Retrenchment costs 4 1 1 6 - - - 1
Rehabilitation costs 1 (6) 1 (2) - (1) - -
Production costs 255 274 265 1,093 34 41 37 156
Amortisation of tangible assets 84 88 73 343 11 13 10 49
Inventory change (19) (4) (3) 5 (3) (1) (1) 1
316 207 224 1,056 41 31 31 150
Realised non-hedge derivatives 88 56 56 103 11 8 8 15
404 263 280 1,159 52 39 39 165
Capital expenditure 120 234 102 604 16 34 14 86
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
13 17 16 70 140 179 175 759
Milled
- 000 tonnes   / - 000 tons
75 80 81 341 83 89 90 376
Yield - g/t / - oz/t 5.96 6.73 7.01 6.69 0.174 0.196 0.204 0.195
Gold produced - kg / - oz (000) 448 540 571 2,284 14 17 18 73
Gold sold - kg / - oz (000) 423 534 563 2,293 14 17 18 74
Price received - R/kg / - $/oz - sold 188,102 149,550 140,651 141,984 764 688 605 628
Total cash costs - R / - $ - ton milled 526 616 579 609 64 83 73 79
- R/kg / - $/oz - produced 88,349 91,613 82,550 91,089 367 422 355 403
Total production costs - R/kg / - $/oz - produced 123,374 95,552 96,912 107,676 511 441 417 476
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 140 127 187 155 4.51 4.09 6.01 4.98
Actual - g / - oz 146 166 177 176 4.69 5.33 5.69 5.65
Target
- m
2
/ - ft
2
4.42 5.89 5.64 5.82 47.62 63.43 60.73 62.64
Actual
- m
2
/ - ft
2
4.25 5.09 5.04 5.42 45.70 54.84 54.21 58.39
FINANCIAL RESULTS (MILLION)
Gold income
70 72 72 313 9 11 10 45
Cost of sales 52 51 54 246 7 8 8 35
Cash operating costs 39 49 47 207 5 7 6 29
Other cash costs - - - 1 - - - -
Total cash costs 40 49 47 208 5 7 7 30
Retrenchment costs 1 - - 1 - - - -
Rehabilitation and other non-cash costs - (1) - - - - - -
Production costs 40 49 47 208 5 7 7 30
Amortisation of tangible assets 15 3 8 38 2 - 1 5
Inventory change (3) (1) (1) 1 - - - -
18 21 18 67 2 3 2 9
Realised non-hedge derivatives 10 8 7 12 1 1 1 2
27 29 25 79 3 4 3 11
Capital expenditure 21 24 8 63 3 4 1 9
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
42 41 51 205 452 438 548 2,208
Milled
- 000 tonnes   / - 000 tons
259 315 291 1,290 286 347 321 1,422
Yield - g/t / - oz/t 8.70 9.37 9.99 9.67 0.254 0.273 0.291 0.282
Gold produced - kg / - oz (000) 2,258 2,946 2,906 12,473 73 95 93 401
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes   / - 000 tons
123 148 148 555 136 163 163 612
Yield - g/t / - oz/t 0.43 0.40 0.50 0.43 0.013 0.012 0.015 0.013
Gold produced - kg / - oz (000) 53 59 75 241 2 2 2 8
TOTAL
Yield
1
- g/t / - oz/t 8.70 9.37 9.99 9.67 0.254 0.273 0.291 0.282
Gold produced - kg / - oz (000) 2,311 3,005 2,981 12,714 74 97 96 409
Gold sold - kg / - oz (000) 2,190 2,976 2,946 12,771 70 96 95 411
Price received - R/kg / - $/oz - sold 186,420 148,121 140,762 141,775 761 682 605 627
Total cash costs - R / - $ - ton milled 562 504 440 493 68 68 55 64
- R/kg / - $/oz - produced 93,118 77,572 64,782 71,523 386 357 279 317
Total production costs - R/kg / - $/oz - produced 124,319 120,443 92,322 104,676 516 554 398 464
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 186 316 335 328 5.99 10.17 10.76 10.54
Actual - g / - oz 185 243 238 252 5.93 7.80 7.65 8.11
Target
- m
2
/ - ft
2
3.40 5.36 5.34 5.45 36.59 57.65 57.45 58.64
Actual
- m
2
/ - ft
2
3.36 3.28 4.06 4.07 36.13 35.35 43.75 43.81
FINANCIAL RESULTS (MILLION)
Gold income
361 399 377 1,746 48 59 52 248
Cost of sales 273 358 272 1,335 36 53 38 190
Cash operating costs 214 231 192 904 29 34 27 129
Other cash costs 1 2 1 5 - - - 1
Total cash costs 215 233 193 909 29 35 27 130
Retrenchment costs 9 1 1 5 1 - - 1
Rehabilitation and other non-cash costs 1 (7) 1 (4) - (1) - (1)
Production costs 225 227 195 910 30 34 27 130
Amortisation of tangible assets 62 135 80 421 8 20 11 60
Inventory change (14) (4) (4) 4 (2) (1) (1) 1
88 41 105 411 11 6 14 58
Realised non-hedge derivatives 48 42 38 65 6 6 5 9
135 83 143 476 17 12 20 67
Capital expenditure 91 178 98 500 12 26 14 71
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Argentina
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,786 6,222 5,372 22,723 6,378 6,859 5,922 25,048
Treated - 000 tonnes / - 000 tons 224 232 221 922 247 256 244 1,016
Stripping ratio - t (mined total-mined ore) / t mined ore 23.87 25.14 19.91 23.08 23.87 25.14 19.91 23.08
Yield - g/t / - oz/t 3.82 6.88 7.25 6.88 0.111 0.201 0.211 0.201
Gold in ore - kg / - oz (000) 907 1,675 1,688 6,677 29 54 54 215
Gold produced - kg / - oz (000) 856 1,597 1,603 6,338 28 51 52 204
Gold sold - kg / - oz (000) 1,457 1,092 1,605 5,827 47 35 52 187
Price received - R/kg / - $/oz - sold 185,194 142,712 140,084 140,720 743 660 603 621
Total cash costs - R/kg / - $/oz - produced 132,332 67,404 43,657 58,807 553 310 188 261
Total production costs - R/kg / - $/oz - produced 166,287 93,307 71,635 88,746 692 429 309 394
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 582 810 787 785 18.71 26.03 25.30 25.24
Actual - g / - oz 417 800 819 795 13.39 25.71 26.34 25.57
FINANCIAL RESULTS (MILLION)
Gold income
293 184 246 914 38 27 34 130
Cost of sales 198 105 132 524 26 16 18 75
Cash operating costs 85 91 48 293 12 13 7 42
Other cash costs 28 17 22 79 4 2 3 11
Total cash costs 113 108 70 373 15 16 10 53
Rehabilitation and other non-cash costs 5 5 - 29 1 1 - 4
Production costs 118 112 70 402 16 17 10 57
Amortisation of tangible assets 24 37 44 161 3 5 6 23
Inventory change 56 (44) 18 (38) 7 (6) 2 (6)
94 78 113 390 12 12 16 55
Realised non-hedge derivatives (35) (23) (14) (72) (5) (3) (2) (10)
59 55 99 318 7 8 14 45
Capital expenditure 34 45 22 130 5 7 3 18
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Australia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 119 104 92 381 131 114 102 420
Treated - 000 tonnes / - 000 tons 125 116 59 431 138 128 65 475
Yield - g/t / - oz/t 4.95 4.92 9.03 5.74 0.144 0.143 0.263 0.167
Gold produced - kg / - oz (000) 619 572 529 2,472 20 18 17 79
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 2,840 2,242 1,571 6,825 3,715 2,933 2,055 8,927
Treated - 000 tonnes / - 000 tons 752 847 881 3,332 829 934 971 3,673
Stripping ratio - t (mined total-mined ore) / t mined ore 10.95 4.05 2.72 2.07 10.95 4.05 2.72 2.07
Yield - g/t / - oz/t 4.10 4.84 4.63 4.86 0.120 0.141 0.135 0.142
Gold produced - kg / - oz (000) 3,088 4,101 4,076 16,203 99 132 131 521
TOTAL
Yield
1
- g/t / - oz/t 4.10 4.84 4.63 4.86 0.120 0.141 0.135 0.142
Gold produced - kg / - oz (000) 3,707 4,673 4,605 18,675 119 150 148 600
Gold sold - kg / - oz (000) 3,583 4,796 4,522 18,581 115 154 145 597
Price received - R/kg / - $/oz - sold 182,189 150,439 140,853 142,785 752 693 605 633
Total cash costs - R/kg / - $/oz - produced 111,183 75,697 69,550 68,951 455 348 299 306
Total production costs - R/kg / - $/oz - produced 135,374 90,855 86,907 86,866 556 418 374 385
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,824 4,715 4,563 4,671 122.95 151.58 146.70 150.17
Actual - g / - oz 2,878 4,359 4,353 4,356 92.54 140.15 139.95 140.05
FINANCIAL RESULTS (MILLION)
Gold income
727 684 559 2,441 96 101 77 348
Cost of sales 485 494 405 1,693 64 73 56 241
Cash operating costs 391 333 303 1,214 51 49 42 173
Other cash costs 21 21 17 73 3 3 2 10
Total cash costs 412 354 320 1,288 54 52 44 183
Rehabilitation and other non-cash costs - (20) 1 (14) - (3) - (2)
Production costs 412 334 322 1,274 54 49 45 181
Amortisation of tangible assets 90 91 78 348 12 13 11 50
Inventory change (17) 69 5 71 (2) 10 1 10
242 191 154 748 33 28 21 107
Realised non-hedge derivatives (74) 37 78 212 (10) 6 11 30
168 228 232 960 23 34 32 137
Capital expenditure 31 68 41 207 4 10 6 30
1
Total yield excludes the underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes   / - 000 tons
304 332 235 1,192 335 366 259 1,314
Treated
- 000 tonnes   / - 000 tons
308 334 255 1,210 340 368 282 1,334
Yield - g/t / - oz/t 6.77 7.84 7.71 7.48 0.198 0.229 0.225 0.218
Gold produced - kg / - oz (000) 2,086 2,616 1,970 9,047 67 84 63 291
HEAP LEACH OPERATION
Mined
- 000 tonnes   / - 000 tons
684 1,253 993 5,148 754 1,382 1,095 5,674
Placed
1
- 000 tonnes   / - 000 tons
43 51 30 203 48 56 33 223
Stripping ratio - t (mined total-mined ore) / t mined ore 14.41 24.11 31.94 24.44 14.41 24.11 31.94 24.44
Yield
2
- g/t / - oz/t 5.26 4.28 3.13 4.15 0.153 0.125 0.091 0.121
Gold placed
3
- kg / - oz (000) 227 217 95 840 7 7 3 27
Gold produced - kg / - oz (000) 165 210 94 804 5 7 3 26
TOTAL
Yield
4
- g/t / - oz/t 6.77 7.84 7.71 7.48 0.198 0.229 0.225 0.218
Gold produced - kg / - oz (000) 2,251 2,826 2,064 9,851 72 91 66 317
Gold sold - kg / - oz (000) 2,432 2,706 2,171 9,679 78 87 70 311
Price received - R/kg / - $/oz - sold 178,069 149,078 140,002 142,718 743 686 602 633
Total cash costs - R/kg / - $/oz - produced 76,600 54,489 48,230 52,472 316 251 207 233
Total production costs - R/kg / - $/oz - produced 113,174 79,432 62,290 77,442 467 366 268 344
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 540 719 422 607 17.37 23.10 13.56 19.52
Actual - g / - oz 504 660 517 587 16.21 21.23 16.63 18.88
FINANCIAL RESULTS (MILLION)
Gold income
483 303 259 1,165 65 45 36 166
Cost of sales 249 225 155 765 33 33 21 109
Cash operating costs 167 149 96 501 22 22 13 71
Other cash costs 6 5 3 16 1 1 - 2
Total cash costs 172 154 100 517 23 23 14 74
Rehabilitation and other non-cash costs 7 (3) - 28 1 - - 4
Production costs 179 151 100 545 24 22 14 78
Amortisation of tangible assets 75 74 29 218 10 11 4 31
Inventory change (6) 1 26 2 - - 4 -
234 78 104 401 31 12 14 57
Realised non-hedge derivatives (50) 100 45 216 (6) 15 6 31
184 178 149 617 25 26 21 88
Capital expenditure 123 158 234 820 16 24 32 117
1
Tonnes / Tons placed onto leach pad.
4
Total yield represents underground operations.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes   / - 000 tons
83 93 92 367 91 103 102 405
Treated
- 000 tonnes   / - 000 tons
78 82 101 372 86 90 111 410
Yield - g/t / - oz/t 7.19 6.65 7.31 7.21 0.210 0.194 0.213 0.210
Gold produced - kg / - oz (000) 561 542 738 2,682 18 17 24 86
OPEN-PIT OPERATION
Mined
- 000 tonnes   / - 000 tons
129 139 - 304 143 153 - 335
Treated
- 000 tonnes   / - 000 tons
21 19 - 37 23 21 - 41
Stripping ratio - t (mined total-mined ore) / t mined ore 4.19 7.44 - 7.54 4.19 7.44 - 7.54
Yield - g/t / - oz/t 3.85 6.02 - 4.19 0.112 0.176 - 0.122
Gold in ore - kg / - oz (000) 86 120 - 168 3 4 - 5
Gold produced - kg / - oz (000) 80 112 - 156 3 4 - 5
TOTAL
Yield
1
- g/t / - oz/t 7.19 6.65 7.31 7.21 0.210 0.194 0.213 0.210
Gold produced - kg / - oz (000) 641 654 738 2,838 21 21 24 91
Gold sold - kg / - oz (000) 621 658 855 2,978 20 21 27 96
Price received - R/kg / - $/oz - sold 183,265 149,562 139,874 141,826 755 688 601 626
Total cash costs - R/kg / - $/oz - produced 70,185 63,381 54,131 59,428 290 292 233 263
Total production costs - R/kg / - $/oz - produced 94,042 80,962 73,030 79,317 388 372 314 351
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 680 685 890 807 21.85 22.03 28.63 25.96
Actual - g / - oz 700 722 904 830 22.49 23.21 29.05 26.67
FINANCIAL RESULTS (MILLION)
Gold income
136 79 105 370 18 12 14 53
Cost of sales 59 50 63 230 8 7 9 33
Cash operating costs 42 38 37 157 6 6 5 22
Other cash costs 3 3 3 12 - - - 2
Total cash costs 45 41 40 169 6 6 6 24
Rehabilitation and other non-cash costs 1 1 - 5 - - - 1
Production costs 46 42 40 174 6 6 6 25
Amortisation of tangible assets 15 11 14 51 2 2 2 7
Inventory change (1) (3) 9 5 - - 1 1
77 28 42 140 10 4 6 20
Realised non-hedge derivatives (22) 20 15 52 (3) 3 2 7
55 48 57 192 7 7 8 27
Capital expenditure 27 22 14 84 4 3 2 12
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
IDUAPRIEM- Attributable 85%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,502 5,285 5,123 20,385 4,963 5,825 5,647 22,471
Treated - 000 tonnes / - 000 tons 815 729 453 2,807 898 804 499 3,094
Stripping ratio - t (mined total-mined ore) / t mined ore 4.13 4.72 6.60 5.95 4.13 4.72 6.60 5.95
Yield - g/t / - oz/t 1.81 1.90 1.87 1.85 0.053 0.055 0.055 0.054
Gold in ore - kg / - oz (000) 1,616 1,491 1,327 5,956 52 48 43 191
Gold produced - kg / - oz (000) 1,471 1,387 848 5,192 47 45 27 167
Gold sold - kg / - oz (000) 1,459 1,384 848 5,115 47 44 27 164
Price received - R/kg / - $/oz - sold 182,097 148,744 137,840 141,950 753 684 594 631
Total cash costs - R/kg / - $/oz - produced 109,611 90,069 106,413 84,058 452 414 459 373
Total produced costs - R/kg / - $/oz - produced 136,025 142,865 122,137 111,340 560 655 526 495
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 562 679 592 640 18.08 21.83 19.04 20.57
Actual - g / - oz 568 525 391 555 18.27 16.87 12.58 17.85
FINANCIAL RESULTS (MILLION)
Gold income
289 213 114 715 38 31 16 102
Cost of sales 187 195 98 565 25 29 14 81
Cash operating costs 150 116 86 407 20 17 12 58
Other cash costs 11 8 5 30 2 1 1 4
Total cash costs 161 125 90 436 21 18 13 62
Rehabilitation and other non-cash costs 7 54 - 54 1 8 - 8
Production costs 168 179 90 490 22 26 13 70
Amortisation of tangible assets 32 19 13 88 4 3 2 13
Inventory change (13) (3) (5) (13) (2) - (1) (2)
102 18 16 150 13 3 2 21
Realised non-hedge derivatives (23) (7) 3 11 (3) (1) - 2
78 11 19 161 10 2 3 23
Capital expenditure 58 105 8 162 8 15 1 23
1
Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold Ashanti.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 435 451 480 1,901 479 497 529 2,096
Treated - 000 tonnes / - 000 tons 506 519 524 2,075 558 572 578 2,288
Yield - g/t / - oz/t 4.19 4.34 4.83 4.43 0.122 0.126 0.141 0.129
Gold produced - kg / - oz (000) 2,123 2,250 2,531 9,198 68 72 81 296
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 861 834 1,082 3,880 949 919 1,193 4,277
Yield - g/t / - oz/t 0.69 0.43 0.55 0.51 0.020 0.013 0.016 0.015
Gold produced - kg / - oz (000) 595 361 596 1,998 19 12 19 64
TOTAL
Yield
1
- g/t / - oz/t 4.19 4.34 4.83 4.43 0.122 0.126 0.141 0.129
Gold produced - kg / - oz (000) 2,718 2,611 3,127 11,196 87 84 101 360
Gold sold - kg / - oz (000) 2,669 2,485 3,038 11,246 86 80 98 362
Price received - R/kg / - $/oz - sold 185,917 150,169 138,361 141,466 762 691 597 626
Total cash costs - R/kg / - $/oz - produced 127,301 106,434 92,224 103,931 517 489 397 459
Total production costs - R/kg / - $/oz - produced 185,552 210,918 127,711 157,404 755 967 550 698
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 196 336 326 335 6.29 10.79 10.49 10.78
Actual - g / - oz 191 171 204 182 6.14 5.51 6.55 5.86
FINANCIAL RESULTS (MILLION)
Gold income
546 388 414 1,567 72 57 57 223
Cost of sales 484 534 382 1,756 64 79 53 250
Cash operating costs 322 262 271 1,101 42 39 38 156
Other cash costs 22 16 17 63 3 2 2 9
Total cash costs 344 278 288 1,164 45 41 40 165
Retrenchment costs - 78 - 97 - 12 - 14
Rehabilitation and other non-cash costs 27 120 7 136 4 18 1 20
Production costs 371 476 296 1,397 49 70 41 199
Amortisation of tangible assets 131 75 104 365 17 11 14 52
Inventory change (18) (17) (17) (7) (2) (3) (2) (1)
63 (145) 31 (189) 8 (21) 4 (27)
Realised non-hedge derivatives (50) (15) 7 24 (6) (2) 1 3
13 (160) 38 (165) 2 (23) 5 (24)
Capital expenditure 138 153 182 663 18 23 25 94
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts

Guinea
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 7,397 5,887 4,288 19,281 8,154 6,489 4,727 21,254
Treated - 000 tonnes / - 000 tons 2,205 2,181 2,136 8,306 2,431 2,404 2,355 9,156
Stripping ratio - t (mined total-mined ore) / t mined ore 1.21 1.20 1.07 0.89 1.21 1.20 1.07 0.89
Yield - g/t / - oz/t 1.32 1.18 1.06 1.05 0.038 0.034 0.031 0.031
Gold produced - kg / - oz (000) 2,901 2,567 2,270 8,715 93 83 73 280
Gold sold - kg / - oz (000) 2,885 2,661 2,280 8,769 93 86 73 282
Price received - R/kg / - $/oz - sold 182,098 150,901 141,433 142,982 753 694 607 634
Total cash costs - R/kg / - $/oz - produced 105,581 95,414 96,653 104,741 436 439 416 464
Total production costs - R/kg / - $/oz - produced 128,764 137,446 122,100 135,063 529 632 526 599
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 590 313 280 297 18.97 10.05 9.00 9.56
Actual - g / - oz 687 626 570 529 22.08 20.13 18.33 17.01
FINANCIAL RESULTS (MILLION)
Gold income
558 411 318 1,238 74 61 44 177
Cost of sales 369 374 286 1,193 49 55 40 170
Cash operating costs 228 189 172 736 30 28 24 105
Other cash costs 79 56 47 176 10 8 7 25
Total cash costs 306 245 219 913 41 36 30 130
Rehabilitation and other non-cash costs 24 44 - 45 3 6 - 7
Production costs 330 289 220 958 44 43 30 137
Amortisation of tangible assets 43 64 57 219 6 9 8 31
Inventory change (4) 21 9 16 - 3 1 2
189 38 32 45 25 6 4 6
Realised non-hedge derivatives (33) (10) 4 16 (4) (1) 1 2
156 28 36 60 21 4 5 9
Capital expenditure 37 32 12 124 5 5 2 18
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
MORILA - Attributable 40%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 840 1,053 730 3,630 1,099 1,377 955 4,748
Mined - 000 tonnes / - 000 tons 2,280 2,680 2,006 9,544 2,514 2,954 2,211 10,520
Treated - 000 tonnes / - 000 tons 403 411 422 1,665 444 453 465 1,836
Stripping ratio - t (mined total-mined ore) / t mined ore 2.72 2.98 4.36 3.76 2.72 2.98 4.36 3.76
Yield - g/t / - oz/t 3.12 3.91 3.04 3.36 0.091 0.114 0.089 0.098
Gold produced - kg / - oz (000) 1,257 1,607 1,284 5,596 40 52 41 180
Gold sold - kg / - oz (000) 1,283 1,729 1,333 5,551 41 56 43 178
Price received - R/kg / - $/oz - sold 180,233 148,220 139,606 142,160 750 682 601 631
Total cash costs - R/kg / - $/oz - produced 99,282 76,254 83,011 79,071 409 351 358 350
Total production costs - R/kg / - $/oz - produced 117,814 90,194 100,339 95,080 486 415 432 421
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 967 1,383 1,109 1,229 31.10 44.45 35.66 39.51
Actual - g / - oz 823 1,041 855 924 26.46 33.47 27.49 29.71
FINANCIAL RESULTS (MILLION)
Gold income
231 256 186 789 31 38 26 113
Cost of sales 149 145 131 526 20 21 18 75
Cash operating costs 105 102 91 378 14 15 13 54
Other cash costs 20 20 15 65 3 3 2 9
Total cash costs 125 123 107 443 17 18 15 63
Rehabilitation and other non-cash costs - (3) 1 (2) - - - -
Production costs 125 120 107 441 17 18 15 63
Amortisation of tangible assets 23 25 22 92 3 4 3 13
Inventory change 1 - 2 (6) - - - (1)
83 111 55 263 11 16 8 38
Realised non-hedge derivatives - - - - - - - -
83 111 55 263 11 16 8 38
Capital expenditure 1 2 1 5 - - - 1
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
SADIOLA - Attributable 38%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,367 1,487 1,455 5,374 1,788 1,945 1,903 7,029
Mined - 000 tonnes / - 000 tons 2,629 2,834 2,887 10,458 2,898 3,124 3,182 11,528
Treated - 000 tonnes / - 000 tons 359 418 391 1,580 396 460 431 1,741
Stripping ratio - t (mined total-mined ore) / t mined ore 2.52 3.45 4.61 3.70 2.52 3.45 4.61 3.70
Yield - g/t / - oz/t 3.16 3.00 2.50 2.76 0.092 0.087 0.073 0.081
Gold produced - kg / - oz (000) 1,135 1,252 977 4,366 36 40 31 140
Gold sold - kg / - oz (000) 1,337 1,166 1,180 4,423 43 37 38 142
Price received - R/kg / - $/oz - sold 187,012 149,708 139,019 141,765 768 689 599 628
Total cash costs - R/kg / - $/oz - produced 98,058 91,160 100,845 93,454 405 419 434 414
Total production costs - R/kg / - $/oz - produced 129,199 109,626 108,523 104,270 534 504 467 462
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 651 1,185 1,187 1,161 20.93 38.09 38.15 37.32
Actual - g / - oz 756 808 684 751 24.30 25.98 21.98 24.15
FINANCIAL RESULTS (MILLION)
Gold income
250 175 164 627 33 26 23 89
Cost of sales 165 130 121 458 22 19 17 65
Cash operating costs 93 99 86 357 12 15 12 51
Other cash costs 18 15 12 51 2 2 2 7
Total cash costs 111 114 99 408 15 17 14 58
Rehabilitation and other non-cash costs 1 14 - 15 - 2 - 2
Production costs 113 128 99 423 15 19 14 60
Amortisation of tangible assets 34 9 7 32 5 1 1 5
Inventory change 19 (7) 15 2 3 (1) 2 -
85 44 43 170 11 7 6 24
Realised non-hedge derivatives - - - - - - - -
85 44 43 170 11 7 6 24
Capital expenditure 6 22 6 40 1 3 1 6
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
YATELA - Attributable 40%
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 1,023 1,374 1,690 6,019 1,128 1,515 1,863 6,634
Placed
1
- 000 tonnes / - 000 tons 294 349 287 1,232 324 385 316 1,358
Stripping ratio - t (mined total-mined ore) / t mined ore 14.47 9.21 8.57 8.11 14.47 9.21 8.57 8.11
Yield
2
- g/t / - oz/t 2.17 2.60 3.25 3.46 0.063 0.076 0.095 0.101
Gold placed
3
- kg / - oz (000) 637 905 932 4,259 20 29 30 137
Gold produced - kg / - oz (000) 532 677 1,093 3,742 17 22 35 120
Gold sold - kg / - oz (000) 588 701 1,201 3,794 19 23 39 122
Price received - R/kg / - $/oz - sold 181,576 149,022 139,121 140,927 755 685 599 621
Total cash costs - R/kg / - $/oz - produced 125,581 119,091 49,942 72,570 522 547 216 322
Total production costs - R/kg / - $/oz - produced 135,250 139,672 67,995 85,794 563 642 294 381
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 577 776 1,237 1,082 18.56 24.94 39.77 34.80
Actual - g / - oz 620 781 1,481 1,155 19.94 25.10 47.60 37.14
FINANCIAL RESULTS (MILLION)
Gold income
107 104 167 535 14 15 23 76
Cost of sales 79 95 82 322 11 14 11 46
Cash operating costs 59 72 42 230 8 11 6 33
Other cash costs 8 8 13 42 1 1 2 6
Total cash costs 67 81 55 272 9 12 8 39
Rehabilitation and other non-cash costs 1 8 1 10 - 1 - 2
Production costs 67 89 55 282 9 13 8 40
Amortisation of tangible assets 4 6 19 39 1 1 3 6
Inventory change 7 - 8 1 1 - 1 -
28 10 85 213 4 1 12 30
Realised non-hedge derivatives - - - - - - - -
28 10 85 213 4 1 12 30
Capital expenditure 5 2 5 15 1 - 1 2
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Namibia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 615 661 812 2,856 804 864 1,062 3,735
Mined - 000 tonnes / - 000 tons 1,641 1,768 2,022 7,276 1,809 1,949 2,228 8,020
Treated - 000 tonnes / - 000 tons 358 388 418 1,597 395 428 461 1,760
Stripping ratio - t (mined total-mined ore) / t mined ore 9.65 3.97 5.42 4.43 9.65 3.97 5.42 4.43
Yield - g/t / - oz/t 1.31 1.61 1.47 1.56 0.038 0.047 0.043 0.046
Gold produced - kg / - oz (000) 469 624 614 2,496 15 20 20 80
Gold sold - kg / - oz (000) 461 644 675 2,581 15 21 22 83
Price received - R/kg / - $/oz - sold 182,775 149,169 138,759 141,218 756 686 598 625
Total cash costs - R/kg / - $/oz - produced 118,198 114,627 85,460 94,430 490 527 368 419
Total production costs - R/kg / - $/oz - produced 142,749 120,359 101,693 108,140 591 554 438 479
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 436 458 479 485 14.03 14.73 15.41 15.59
Actual - g / - oz 361 415 629 509 11.59 13.34 20.24 16.35
FINANCIAL RESULTS (MILLION)
Gold income
84 96 94 364 11 14 13 52
Cost of sales 62 77 65 275 8 11 9 39
Cash operating costs 52 68 49 222 7 10 7 32
Other cash costs 4 3 4 13 - - - 2
Total cash costs 55 71 52 236 7 11 7 34
Rehabilitation and other non-cash costs - (8) - (8) - (1) - (1)
Production costs 55 64 52 228 7 9 7 33
Amortisation of tangible assets 12 11 10 42 2 2 1 6
Inventory change (5) 2 3 5 (1) - - 1
22 19 29 90 3 3 4 13
Realised non-hedge derivatives - - - - - - - -
22 19 29 90 3 3 4 13
Capital expenditure 14 24 3 43 2 3 - 6
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Tanzania
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 5,443 6,307 5,150 24,031 7,120 8,249 6,737 31,432
Mined - 000 tonnes / - 000 tons 14,316 16,460 13,894 63,206 15,780 18,144 15,316 69,673
Treated - 000 tonnes / - 000 tons 1,193 1,230 1,339 5,066 1,315 1,356 1,476 5,584
Stripping ratio - t (mined total-mined ore) / t mined ore 10.72 8.65 10.58 10.55 10.72 8.65 10.58 10.55
Yield - g/t / - oz/t 1.66 1.46 1.80 2.01 0.048 0.043 0.053 0.059
Gold produced - kg / - oz (000) 1,984 1,801 2,412 10,166 64 58 78 327
Gold sold - kg / - oz (000) 1,860 2,059 2,421 10,205 60 66 78 328
Price received - R/kg / - $/oz - sold 184,367 145,675 138,914 141,097 758 671 599 623
Total cash costs - R/kg / - $/oz - produced 174,653 156,518 103,153 101,930 717 722 447 452
Total production costs - R/kg / - $/oz - produced 232,677 207,723 133,407 135,538 954 956 577 601
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 356 819 625 795 11.46 26.32 20.10 25.56
Actual - g / - oz 317 269 373 404 10.20 8.66 12.00 12.98
FINANCIAL RESULTS (MILLION)
Gold income
445 111 195 807 59 16 27 114
Cost of sales 441 410 349 1,388 58 61 49 198
Cash operating costs 328 265 232 967 43 39 32 138
Other cash costs 13 11 11 48 2 2 2 7
Total cash costs 340 276 243 1,015 45 41 34 145
Rehabilitation and other non-cash costs 11 35 - 35 1 5 - 5
Production costs 352 311 243 1,050 46 46 34 150
Amortisation of tangible assets 104 57 73 307 14 8 10 43
Inventory change (15) 42 33 32 (2) 6 5 5
4 (299) (155) (581) 1 (44) (22) (84)
Realised non-hedge derivatives (102) 189 142 633 (14) 28 20 90
(98) (110) (13) 52 (13) (16) (2) 6
Capital expenditure 25 78 25 187 3 11 3 27
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts

USA
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2008
2007
2007
2007
2008
2007
2007
2007
CRIPPLE CREEK & VICTOR J.V.
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 11,532 12,337 12,036 48,554 12,711 13,599 13,267 53,522
Placed
1
- 000 tonnes / - 000 tons 5,071 5,452 4,864 20,907 5,590 6,010 5,361 23,046
Stripping ratio - t (mined total-mined ore) / t mined ore 1.16 1.22 1.62 1.35 1.16 1.22 1.62 1.35
Yield
2
- g/t / - oz/t 0.54 0.55 0.56 0.53 0.016 0.016 0.016 0.016
Gold placed
3
- kg / - oz (000) 2,749 2,993 2,738 11,143 88 96 88 358
Gold produced - kg / - oz (000) 1,791 2,778 1,980 8,766 58 89 64 282
Gold sold - kg / - oz (000) 1,825 2,764 1,892 8,692 59 89 61 279
Price received - R/kg / - $/oz - sold 184,139 152,843 139,842 144,073 757 702 601 640
Total cash costs
4
- R/kg / - $/oz - produced 68,916 60,401 56,156 60,589 284 277 242 269
Total production costs - R/kg / - $/oz - produced 94,354 83,611 79,372 83,815 389 384 342 372
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,747 2,467 2,155 2,405 56.16 79.32 69.28 77.31
Actual - g / - oz 1,750 2,721 1,729 2,160 56.28 87.48 55.60 69.45
FINANCIAL RESULTS (MILLION)
Gold income
369 280 161 813 48 41 22 116
Cost of sales 169 232 157 735 22 34 22 105
Cash operating costs 212 200 183 766 28 29 25 109
Other cash costs 10 (4) 6 15 1 (1) 1 2
Total cash costs 222 196 189 781 29 29 26 111
Rehabilitation and other non-cash costs 11 19 3 29 1 3 - 4
Production costs 232 215 192 810 31 32 27 115
Amortisation of tangible assets 54 57 56 224 7 8 8 32
Inventory change (117) (39) (91) (299) (16) (6) (13) (42)
200 48 4 78 26 7 1 11
Realised non-hedge derivatives (33) 143 103 440 (4) 21 14 63
167 190 107 518 22 28 15 74
Capital expenditure 90 32 47 160 12 5 7 23
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit excluding the effect of unrealised non-hedge
derivatives and other commodity contracts

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2006 dated 06 July 2007, which was filed with the Securities and Exchange Commission (SEC) on 09 July 2007.
Administrative  information
ANGLOGOLD  ASHANTI  LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani
~
(Chief Executive Officer)
S Venkatakrishnan *
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
R E Bannerman
Mrs E le R Bradley
J H Mensah
W A Nairn
Prof W L Nkuhlu
S M Pityana
S R Thompson *
* British
#
American
Ghanaian
~ Australian
Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell
Contacts
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
hpersotam@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 6, 2007,
By:
/s/ L Eatwell
Name:  L Eatwell
Title:    Company Secretary